Exhibit 2.1

Agreement and Plan

of

Merger

among

Electro Scientific Industries, Inc.,

an Oregon corporation,

New Wave Research, Incorporated,

a California corporation,

Neptune Merger Corp.,

a California corporation,

and

the Securityholder Representative

Named Herein

July 4, 2007

EXHIBITS

Exhibit A	Escrow Agreement
Exhibit B	Voting Agreement
Exhibit C	Articles of Incorporation of Surviving Corporation
Exhibit D	Bylaws of Surviving Corporation
Exhibit E	Form of Fang Offer Letter
Exhibit F	Form of Chin Offer Letter
Exhibit G	Form of Wong Offer Letter
Exhibit H	Form of Loo Offer Letter
Exhibit I	Form of Opinion of New Wave Counsel
Exhibit J	ESOP Loan Termination Agreement

SCHEDULES

Schedule 2.1	Shareholders Executing Voting Agreements
Schedule 3.1	New Wave Disclosure Schedule
Schedule 5.3.2	Required Consents

INDEX OF TERMS

Term	Location of Definition
Acquisition Transaction	Section 4.2.2
Aggregate Exercise Amount	Section 1.3.1(b)
Aggregate Merger Consideration	Section 1.3.1(b)
Agreement	Preamble
Agreement of Merger	Section 1.1
Articles of Incorporation	Section 3.1.1
Basket	Section 7.4(a)(iii)
Bonus Payments	Section 1.3.1(b)
Business	Article 3
Bylaws	Section 3.1.1
CGCL	Section 1.2
Closing	Section 1.7
Closing Date	Section 1.7
Closing Date Amount	Section 1.3.1(b)
Closing Financial Statements	Section 1.12(b)
Closing Statement	Section 1.12(b)
Code	Section 1.3.3(b)
Condition Completion Date	Section 1.7
Confidentiality Agreement	Section 4.1.4
Contracts	Section 3.1.17
Damages	Section 7.2
Dissenters’ Rights	Section 1.5
Dissenting Shares	Section 1.5
Effective Time	Section 1.1

v

Environmental Law	Section 3.1.23(d)
ERISA	Section 3.1.12(b)
ERISA Plans	Section 3.1.12(b)
ESI	Preamble
ESI’s Indemnified Persons	Section 7.2
ESOP	Section 1.11(f)
ESOP Notes	Section 1.3.1(b)
Escrow Account	Section 1.3.1(b)
Escrow Agent	Section 1.3.1(b)
Escrow Agreement	Section 1.3.1(b)
Estimated Closing NWC Statement	Section 1.3.1(b)
Estimated NWC	Section 1.3.1(b)
Estimated UAH-Lumitek Tax Payment	Section 4.2.6
Exercise Amount	Section 1.3.1(b)
Expiration Date	Section 7.4(a)(i)
Fees	Section 1.3.1(b)
Final Financial Documents	Section 1.12(b)
Fully Diluted Share Number	Section 1.3.1(b)
GAAP	Section 3.1.7
Governmental Entity	Section 3.1.5
Hazardous Substance	Section 3.1.23(d)
In-the-Money Unvested Options	Section 1.3.3(b)
In-the-Money Vested Options	Section 1.3.3(a)
Indemnity Escrow Amount	Section 1.3.1(b)
Independent Accounting Firm	Section 1.12(c)
Independent Overseer	Section 1.11(b)
Intellectual Property	Section 3.1.15(a)(i)
Lapp Liability	Section 1.3.1(b)
Leased Real Property	Section 3.1.13
Lumitek	Section 4.1.5(a)
Lumitek Loss	Section 4.1.5(d)
Material Adverse Change	Article 3
Material Adverse Effect	Article 3
Merger	Preamble
Merger Corp.	Preamble
Net Proceeds	Section 4.1.5(d)
Net Working Capital	Section 1.3.1(b)
Net Working Capital Adjustment	Section 1.12(a)
Net Working Capital Adjustment Calculation	Section 1.12(b)
New Wave	Preamble
New Wave Common Stock	Preamble
New Wave Disclosure Schedule	Section 3.1
New Wave Financial Statements	Section 3.1.7
New Wave Intellectual Property	Section 3.1.15(a)(ii)
New Wave Option Plans	Section 1.3.3(a)
New Wave Products	Section 3.1.15(c)

New Wave Registered Intellectual Property	Section 3.1.15(a)(iv)
New Wave Shares	Section 3.1.2(a)
NWC Holdback Amount	Section 1.3.1(b)
Optionholder	Section 1.3.3(a)
Option Conversion Ratio	Section 1.3.3(b)
Ordinary Course of Business	Article 3
Patents	Section 3.1.15(a)(i)
Paying Agent	Section 1.4.1(a)
Per Share Merger Consideration	Section 1.3.1(b)
Percentage Interest	Section 1.3.1(b)
Permits	Section 3.1.19
Policies	Section 3.1.18
Previously Leased Real Property	Section 3.1.13
Registered Intellectual Property	Section 3.1.15(a)(iii)
Related Documents	Section 7.1
Representative	Section 4.2.2
Returns	Section 3.1.20(a)
Sale	Section 4.1.5(a)
Sale Termination Date	Section 4.1.5(b)
Series A Common	Preamble
Series A Preferred	Section 1.2
Series B Common	Preamble
Series B Preferred	Section 1.2
Securityholder Expense Escrow Amount	Section 1.3.1(b)
Securityholder Representative	Section 1.11(a)
Securityholders	Section 1.3.1(b)
Securityholders’ Indemnified Persons	Section 7.3
Shareholders	Section 1.3.1(a)
Special Representations	Section 7.4(a)(i)
Subsidiaries	Section 3.1.1
Superior Proposal	Section 4.2.2
Surviving Corporation	Section 1.2
Taiwan Merger	Section 4.1.5(a)
Taiwan Merger Costs	Section 4.1.5(d)
Target NWC	Section 1.3.1(b)
Tangible Personal Property	Section 3.1.14
Taxes	Section 3.1.20(e)
Third Party Claims	Section 7.5(a)(i)
to the knowledge of	Article 3
Transferred Company Employee	Section 4.3.2
Trust Transfer	Section 4.1.5(c)
UAH	Section 4.1.5(a)
UAH-Lumitek Tax	Section 4.2.6
Vote Required	Section 3.1.27
Voting Agreement	Section 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of July 4, 2007 among Electro Scientific Industries, Inc., an Oregon corporation (“ESI”), New Wave Research, Incorporated, a California corporation (“New Wave”), Neptune Merger Corp., a California corporation (“Merger Corp.”), and Pei-Hsien Fang, as the Securityholder Representative (as defined below).

AGREEMENT

WHEREAS, the respective Boards of Directors of ESI, New Wave and Merger Corp. have approved and declared advisable this Agreement and the combination of ESI and New Wave by means of the merger of Merger Corp. with and into New Wave (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of New Wave’s Common Stock, Series A (the “Series A Common”) and Common Stock, Series B (the “Series B Common” and, collectively with the Series A Common, the “New Wave Common Stock”), shall be converted into the right to receive cash as set forth in Section 1.3; and

WHEREAS, ESI, Merger Corp., and New Wave desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

In consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. Pursuant to the laws of the State of California, and subject to and in accordance with the terms and conditions of this Agreement, Merger Corp. shall be merged with and into New Wave, and the outstanding shares of New Wave Common Stock shall be converted into the right to receive the amount of cash set forth in Section 1.3 below. At the Closing, New Wave and Merger Corp. shall execute an Agreement of Merger (the “Agreement of Merger”) to be filed with the Secretary of State of California. The Merger shall take effect at the time when the Agreement of Merger is duly filed with the Secretary of State of California, or at such other time as the parties may agree upon in writing pursuant to applicable law (the “Effective Time”).

1.2 Effect of Merger. At the Effective Time, Merger Corp. shall be merged with and into New Wave in the manner and with the effect provided by the General Corporation Law of the State of California (the “CGCL”), the separate corporate existence of Merger Corp. shall cease and New Wave shall be the surviving corporation (the “Surviving Corporation”). The then outstanding shares of New Wave Common Stock (including (i) shares of Series A Common issued upon conversion of all of the issued and outstanding shares of New Wave’s Series A Preferred Stock (the “Series A Preferred”) and Series B Preferred Stock (the “Series B

Preferred”), with the result that no shares of Series A Preferred or Series B Preferred will be outstanding at the Effective Time and (ii) shares of Series A Common that have been issued immediately prior to the Effective Time upon exercise of then fully vested options to purchase Series A Common) shall be converted into the right to receive cash as set forth in Section 1.3 below, and the outstanding shares of capital stock of Merger Corp. shall be converted into shares of capital stock of the Surviving Corporation, all on the basis, terms and conditions described in Section 1.3.

1.3 Merger Consideration.

1.3.1 New Wave Common Stock.

(a) Each share of New Wave Common Stock outstanding immediately before the Effective Time that is not a Dissenting Share, will, by virtue of the Merger and without any action on the part of the holders of such shares (the “Shareholders”), cease to exist and be converted into the right to receive the Per Share Merger Consideration, subject to adjustment pursuant to Section 1.12 and Section 4.1.5.

(b) For purposes of this Agreement, the following terms shall have the meanings specified herein:

“Aggregate Exercise Amount” means the aggregate of the Exercise Amounts for all In-the-Money Vested Options outstanding immediately prior to the Effective Time cancelled in exchange for the right to receive cash pursuant to Section 1.3.3(a).

“Aggregate Merger Consideration” means the following payments: (i) the Closing Date Amount, (ii) the Indemnity Escrow Amount, (iii) the NWC Holdback Amount and (iv) the Securityholder Expense Escrow Amount.

“Bonus Payments” means all amounts owing to employees of New Wave and the Subsidiaries as of the Closing Date under New Wave’s management bonus plan and profit sharing bonus plan.

“Closing Date Amount” means (i) $36 million plus (ii) the amount by which Estimated NWC exceeds Target NWC, if any, less (iii) the amount by which Estimated NWC is less than Target NWC, if any, plus the (iv) Aggregate Exercise Amount, less (v) the Indemnity Escrow Amount, less (vi) the NWC Holdback Amount, less (vii) the Securityholder Expense Escrow Amount.

“Escrow Account” shall mean the escrow account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount, the NWC Holdback Amount and the Securityholder Expense Escrow Amount.

“Escrow Agent” shall mean Wells Fargo Bank, N.A.

“Escrow Agreement” shall mean the escrow agreement substantially in the form attached as Exhibit A.

“ESOP Notes” means the promissory notes issued by New Wave’s Employee Stock Ownership Trust to New Wave dated July 16, 1997, September 30, 1999, September 30, 2000 and September 30, 2002 in the principal amounts of $639,200, $893,447, $609,756 and $650,000, respectively.

“Estimated Closing NWC Statement” means the balance sheet prepared by New Wave and delivered to ESI three business days prior to the Closing Date which shall include a statement in reasonable detail of Estimated NWC.

“Estimated NWC” means New Wave’s estimated Net Working Capital as of the Closing Date as reflected on the Estimated Closing NWC Statement.

“Exercise Amount” means the product of (i) the per share exercise price of each In-the-Money Vested Option and (ii) the number of shares subject to such In-the-Money Vested Option, in each case that is outstanding immediately prior to the Effective Time.

“Fees” means fees or other expenses owed by New Wave or its Securityholders, including New Wave’s Employee Stock Ownership Plan or Employee Stock Ownership Trust, for legal, accounting, investment banking and other services incurred in connection with this Agreement and the transactions contemplated hereby and which are payable on or after the Closing Date to the extent New Wave’s cash and cash equivalents reflected on the Estimated Closing NWC Statement or the Final Financial Documents have not been reduced for such fees.

“Indemnity Escrow Amount” means $4,680,000.

“Lapp Liability” means the remaining amount payable by New Wave or the Surviving Corporation following the Closing Date pursuant to the Agreement Settling Disputes and Releasing Claims, dated October 21, 2002, between New Wave, Merchantek, Inc., John Roy, James D. Lapp and Georgina T. Lapp.

“Net Working Capital” means the aggregate consolidated current assets (for the avoidance of doubt, which shall include cash and cash equivalents) less the aggregate consolidated current liabilities and long-term indebtedness for borrowed money of New Wave and the Subsidiaries, all as reflected on a balance sheet as of the applicable measurement date, prepared in good faith in conformity with GAAP utilizing methods, procedures and assumptions which are consistent with those used in preparation of the New Wave Financial Statements; provided, however, that the full amount of all Fees, the Bonus Payments and the Lapp Liability shall be reflected as current liabilities if cash and cash equivalents have not been reduced by such amounts; provided, further, that (i) the outstanding principal amount and accrued interest on the ESOP Notes and (ii) the deposit with the Taiwanese court in the approximate amount of $1.16 million as of the date hereof, each as of the applicable measurement date, shall be reflected as current assets.

“NWC Holdback Amount” means $750,000, which shall initially be deposited with the Escrow Agent specifically and exclusively to pay ESI, if applicable, with respect to any Net Working Capital Adjustment pursuant to Section 1.12.

“Per Share Merger Consideration” means the amount equal to the quotient obtained by dividing (A) the Aggregate Merger Consideration by (B) the sum of (i) the number of shares of New Wave Common Stock outstanding (including shares deemed issued upon conversion of New Wave Preferred Stock, but excluding any share of New Wave capital stock held in the treasury of New Wave) immediately prior to the Effective Time, plus (ii) the number of shares of Common Stock that would have been issued and outstanding immediately prior to the Effective Time had the In-the-Money Vested Options outstanding immediately prior to the Effective Time been exercised in full (the sum of (i) and (ii) the “Fully Diluted Share Number”).

“Percentage Interest” shall mean each Securityholder’s percentage interest in the Indemnity Escrow Amount, the NWC Holdback Amount, the Securityholder Expense Escrow Amount, and/or any proceeds resulting from a Sale or a Taiwan Merger (as defined in Section 4.1.5 below), which shall be calculated by dividing (A) the sum of the number of shares of New Wave capital stock such Securityholder holds immediately prior to the Effective Time and the number of shares of Common Stock that such Securityholder could have held by exercising all of the In-the-Money Vested Options that are outstanding and held by such Securityholder immediately prior to the Effective Time, by (B) the Fully Diluted Share Number. Notwithstanding the foregoing and solely for purposes of payments or distributions from the Escrow Account, to the extent any holder of In-the-Money Vested Options converted into the right to receive cash pursuant to Section 1.3.3(a) is not entitled to an amount of cash with respect thereto adequate to fully participate in the Escrow Account, then the Percentage Interests shall be equitably adjusted to increase the Percentage Interests of the other Securityholders and reduce the Percentage Interest of any such optionholder(s) to reflect such lesser contribution to the Escrow Account.

“Securityholder Expense Escrow Amount” means $300,000, which shall initially be deposited with the Escrow Agent specifically and exclusively to pay obligations of the Securityholders to the Independent Accounting Firm pursuant to Section 1.12(c) or costs incurred by the Securityholder Representative for which he is entitled to reimbursement pursuant to Section 1.11(e) (including costs incurred by the Securityholder Representative in connection with the Sale or a Trust Transfer, with respect to which at least $100,000 of such amount shall be reserved).

“Securityholders” means the Shareholders and the holders of In-the-Money Vested Options, collectively.

“Target NWC” means $6,172,000.

1.3.2 Merger Corp. Stock. Each share of common stock of Merger Corp. issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be converted into and become one share of common stock of the Surviving Corporation. After the Effective Time, ESI, the sole holder of shares of Merger Corp. common stock outstanding immediately prior to the Effective Time, shall, upon surrender for cancellation of a certificate representing such shares to the Surviving Corporation, be entitled to receive in exchange therefor a certificate representing the number of shares of common stock of the Surviving Corporation into which such shares of Merger Corp. common stock have been converted pursuant to Section 1.3.1. Until so surrendered, the certificates which prior to the Merger represented shares of Merger Corp. common stock shall be deemed, for all corporate purposes, including voting entitlement, to evidence ownership of the shares of the Surviving Corporation common stock into which such shares of Merger Corp. common stock shall have been converted.

1.3.3 Options. (a) At the Effective Time, each holder of an option to purchase shares of Series A Common (each, an “Optionholder”) under New Wave’s 1993 Stock Option Plan or 2004 Stock Option Plan (collectively, the “New Wave Option Plans”) that is exercisable by its terms at the Effective Time (including those for which exercisability accelerates in connection with the Merger) with a per share exercise price less than the Per Share Merger Consideration as measured at the Effective Time (each, an “In-the-Money Vested Option”) shall be converted into the right to receive an amount of cash from ESI out of the Closing Date Amount equal to the product of (a) the number of vested shares of Series A Common subject to such In-the-Money Vested Option and (b) the difference between the Per Share Merger Consideration and the per share exercise price for the vested shares of Series A Common subject to such In-the-Money Vested Option; provided, however, that it is understood and acknowledged that such Optionholders shall participate in the Indemnity Escrow Amount, NWC Holdback Amount, the Securityholder Expense Escrow Amount and/or any proceeds resulting from a Sale or a Taiwan Merger (as defined in Section 4.1.5 below), and have such other obligations of Securityholders hereunder as more fully described herein. At the Effective Time, each In-the-Money Vested Option shall terminate and shall only represent the right to receive the foregoing cash payment. ESI shall be entitled to withhold from the portion of the Aggregate Merger Consideration payable to such Optionholder any applicable Tax withholding related to the cancellation of In-the-Money Vested Options.

(b) Except as otherwise provided in this Section 1.3.3, each option to purchase shares of Series A Common under the New Wave Option Plans that is not vested immediately prior to the Effective Time and that has an exercise price per share that is less than the Per Share Merger Consideration (collectively, the “In-the-Money Unvested Options”) will, at the Effective Time and without any further action on the part of the holder thereof, be terminated and ESI shall issue in substitution therefor and under ESI’s 2004 Stock Incentive Plan an option to purchase the number of shares of ESI common stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Series A Common subject to such In-the-Money Unvested Options multiplied by (y) a fraction, the numerator of which is the Per Share Merger Consideration and the denominator of which is the average of the closing sale prices of ESI common stock (as adjusted for stock splits, dividends and the like) as reported on NASDAQ for the five (5) trading days ending upon and including the trading day immediately before the Closing Date (such fraction, the “Option Conversion Ratio”). The exercise price per share for each In-the-Money Unvested Option after the Effective Time will be determined by dividing the per share exercise price for such In-the-Money Unvested Options immediately before the Effective Time by the Option Conversion Ratio. The term, exercisability, and vesting schedule of each In-the-Money Unvested Option will to the extent permitted by law and otherwise reasonably practicable be unchanged; provided, however, that any such option that is an incentive stock option under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) shall have an option that is not an incentive stock option issued by ESI in substitution therefor. ESI, New Wave and Merger Corp. intend that the In-the-Money-Unvested

Options be substituted in a manner that does not result in a modification for purposes of Section 409A of the Code and this Section 1.3.3(b) shall be interpreted consistent with that intent.

(c) All options to purchase shares of Series A Common under the New Wave Option Plans that have an exercise price equal to or greater than the Per Share Merger Consideration, whether vested or unvested, shall terminate at the Effective Time and be of no further force or effect.

1.3.4 Stock Splits, Reclassifications, Etc. If, between the date of this Agreement and the Effective Time, the outstanding shares of either Series A Common or ESI common stock shall have been changed into a different number of shares or a different class by reason of any reclassification, combination, recapitalization, stock split, stock dividend, subdivision, exchange of shares, or other extraordinary transaction, the Option Conversion Ratio shall be adjusted proportionately.

1.4 Surrender and Cancellation of Certificates; Optionholder Matters.

1.4.1 Surrender of Certificates; Payments to Optionees.

(a) Prior to the Effective Time, ESI shall appoint an agent (the “Paying Agent”) for effecting the exchange of cash for certificates representing New Wave capital stock entitled to payment pursuant to Section 1.3.1 and Section 1.3.2 above and for delivering payments to Optionholders with In-the-Money Vested Options pursuant to Section 1.3.3. As soon as practicable after the Effective Time, and no later than three business days thereafter, the Paying Agent shall (i) mail to each Shareholder a letter of transmittal which shall contain instructions for surrendering certificates representing shares of New Wave capital stock entitled to payment pursuant to Section 1.3.1 and (ii) mail to each Optionholder a letter of transmittal which shall contain instructions for delivering a Form W-8 or W-9, as applicable, to the Paying Agent so that such Optionholder may receive the consideration to which such Optionholder is entitled pursuant to Section 1.3.3. Such letters of transmittal shall contain a release of each of New Wave, ESI, Merger Corp. and the Surviving Corporation and their respective directors, officers and agents with respect to any claims arising prior to the date of delivery of such letter of transmittal other than claims for payment under this Agreement or pursuant to the Merger, and/or claims under Article 7 hereof (including without limitation claims for indemnification for breach of the covenants and other obligations of ESI contained in Article 4 and Article 8 hereof).

(b) Upon surrender to the Paying Agent of a certificate representing shares of New Wave Common Stock together with a properly completed and duly executed letter of transmittal, the holder thereof shall be entitled to receive in exchange for each share of New Wave Common Stock represented by such certificate, and the Paying Agent shall promptly (and no later than three business days after receipt of such executed letter of transmittal) pay to such Shareholder, by wire transfer of immediately available funds (for any payments in excess of $25,000) to an account or accounts of such Shareholder at a financial institution in accordance with such instructions or check (for any payments equal to or less than $25,000) to such Shareholder’s address, in each case as such Shareholder may hereafter provide, an amount equal to such Shareholder’s interest in the Closing Date Amount (and, if applicable, any other payments made through the Paying Agent after the Closing). Until so surrendered, each such certificate shall represent after the Effective Time for all purposes only the right to receive the portion of the Aggregate Merger Consideration applicable to such stock certificate.

(c) Upon delivery to the Paying Agent of an executed Form W-8 or W-9, as applicable, each Optionholder shall be entitled to receive, and the Paying Agent shall promptly (and no later than three business days after receipt of such executed Form W-8 or W-9) pay to such Optionholder, by wire transfer of immediately available funds (for any payments in excess of $25,000) to an account or accounts of such Optionholder at a financial institution in accordance with such instructions or check (for any payments equal to or less than $25,000) to such Optionholder’s address, in each case as such Optionholder may hereafter provide, an amount equal to the amount of the Closing Date Amount to which such Optionholder is entitled pursuant to Section 1.3.3 (and, if applicable, any other payments made through the Paying Agent after the Closing).

(d) If any stock certificate representing shares of New Wave capital stock shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed, and, if and as ESI may reasonably require, upon such Shareholder’s execution and delivery of an undertaking indemnifying ESI against any claim that may be made against ESI or the Surviving Corporation with respect to such certificate alleged to have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed certificate the portion of the Aggregate Merger Consideration in respect of such certificate.

(e) If any payment is to be paid by the Paying Agent to a person other than the Securityholder in whose name the certificate is registered or to whom the In-the-Money Vested Option has been issued, it shall be a condition to such payment that the stock certificate so surrendered (if applicable) shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to ESI any transfer or other Taxes required as a result of such payment to a person other than the registered holder of such certificate or option or establish to the satisfaction of ESI that such Tax has been paid or is not payable.

1.4.2 Escheat. Neither ESI nor Merger Corp. shall be liable to any Securityholder for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.4.3 Option Agreements. After the Effective Time, each holder of an In-the-Money Unvested Option outstanding immediately before the Effective Time will be deemed to hold an option exercisable for ESI Common Stock in accordance with the provisions of Section 1.3.3. Within 30 days after the Effective Time, ESI shall cause the Surviving Corporation to deliver an option agreement to each such Optionholder containing the principal terms and conditions of the option issued in substitution for the In-the-Money Unvested Option held by such Optionholder.

1.4.4 Treasury Shares. At the Effective Time, each share of New Wave capital stock held in the treasury of New Wave immediately before the Effective Time will be canceled and extinguished without any conversion thereof and no payment will be made with respect thereto.

1.4.5 Withholding Rights. ESI shall be entitled to deduct and withhold from any portion of the Aggregate Merger Consideration (and payments made pursuant to Section 4.1.5) payable to a Securityholder such amounts as ESI reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by ESI, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Securityholder in respect of which such deduction and withholding was made by ESI.

1.5 Dissenters’ Shares. Notwithstanding any provision of this Agreement to the contrary, shares of New Wave Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Shareholders who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have otherwise complied with, Section 1301 of the CGCL (each such share, a “Dissenting Share”) will not be converted into the right to receive the Per Share Merger Consideration, and holders of such Dissenting Shares will only be entitled to receive payment of the appraised value of such shares in accordance with the provisions of Chapter 13 of the CGCL (“Dissenters’ Rights”). New Wave will give ESI (i) notice of any demands received by New Wave for appraisals of New Wave capital stock and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. New Wave shall not, except with the prior written consent of ESI, make any payment with respect to any demands for appraisal or settle any such demands. New Wave will provide to the Shareholders all notices required by the provisions of Section 1301 of the CGCL concerning the rights of the Shareholders to exercise Dissenters’ Rights.

1.6 Stock Transfer Books. At the Effective Time, the stock transfer books of New Wave will be closed and there will be no further registration of transfers of New Wave capital stock or other securities thereafter on the records of New Wave.

1.7 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Stoel Rives LLP, 900 SW Fifth Avenue, Portland, Oregon at 10:00 a.m. local time on July 17, 2007, or on the first business day following the Condition Completion Date (as defined below), or on such other date and/or at such other place and time as New Wave, ESI and Merger Corp. may agree (the “Closing Date”). The “Condition Completion Date” shall be the date on which the last of the conditions set forth in Article V hereof shall have been fulfilled or waived (other than those conditions which, by their terms, are to occur at Closing).

1.8 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to, or under any of the rights, properties or assets of New Wave or Merger Corp. acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation are authorized to execute and deliver, in the name and on behalf of New Wave or Merger Corp., or otherwise, all such deeds, bills of sale, assignments and assurances, and to take and do, in the name and on behalf of New Wave or Merger Corp., or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

1.9 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of New Wave shall be amended and restated in their entirety to read as set forth in Exhibit C hereto until thereafter amended as provided by law and such Articles of Incorporation of the Surviving Corporation.

(b) At the Effective Time, the Bylaws of New Wave shall be amended and restated in their entirety to read as set forth in Exhibit D hereto, until thereafter amended or repealed in accordance with their terms, the Articles of Incorporation of the Surviving Corporation or as provided by law.

1.10 Directors and Officers. At the Effective Time, the directors of Merger Corp. immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case my be) and qualified. At the Effective Time, the officers of Merger Corp. immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until the earlier of their respective deaths, resignations or removals.

1.11 Securityholder Representative.

(a) Pei-Hsien Fang (the “Securityholder Representative”) shall serve as representative of the Securityholders for purposes of this Agreement and the Escrow Agreement. Shareholder approval of this Agreement shall include confirmation of the authority of the Securityholder Representative and the payment obligations of each Securityholder under Section 1.11(e). ESI, Merger Corp. and New Wave may rely upon the acts of the Securityholder Representative for all purposes permitted hereunder and under the Escrow Agreement. ESI shall provide Securityholder Representative with reasonable access to information about the Surviving Corporation and reasonable assistance from the Surviving Corporation’s officers and employees for purposes of performing the Securityholder Representative’s duties hereunder.

(b) The Securityholder Representative shall act as each Securityholder’s true and lawful attorney and agent to do any and all acts and things described in this Section 1.11(b). The Securityholder Representative shall have full power of substitution to act in the name, place and stead of the Securityholders in all matters in connection with this Agreement and the Escrow Agreement, including executing and delivering the Escrow Agreement on behalf of the Securityholders and creating certain obligations of the Securityholders thereunder. The Securityholder Representative’s power shall include the following powers, without limitation: the power to act for the Securityholders with regard to the indemnification obligations and Net Working Capital Adjustment hereunder; the power to compromise any claim on behalf of the

Securityholders and to transact matters of litigation or arbitration in connection with this Agreement or the Escrow Agreement; the power to solicit, negotiate and approve offers to sell the Surviving Corporation’s interest in Lumitek for the account of the Securityholders pursuant to Section 4.1.5 and to take all further actions described in Section 4.1.5; the power to do or refrain from doing all such further acts and things on behalf of the Securityholders that the Securityholder Representative deems necessary or appropriate in his sole discretion, and to execute all such documents as the Securityholder Representative shall deem necessary or appropriate in connection therewith; and the power to receive service of process in connection with any claims hereunder. Notwithstanding the foregoing, the Securityholder Representative may not compromise or settle a claim against the Securityholders pursuant to Section 7.2 without the prior written approval of an independent representative of the Securityholders (the “Independent Overseer”), who shall initially be Bruce Lan.

(c) Any Securityholder Representative or Independent Overseer may be removed from such position upon delivery to the Securityholder Representative or Independent Overseer, as applicable, of written instructions from a majority in interest of the Securityholders (such majority in interest to be determined in accordance with the Securityholders’ respective Percentage Interests). If the Securityholder Representative or Independent Overseer, as applicable, is removed, resigns, dies or otherwise becomes incapacitated and unable to serve as Securityholder Representative or Independent Overseer, as applicable, such person’s successor shall be appointed by a majority in interest of the Securityholders.

(d) The Securityholder Representative or Independent Overseer, as applicable, shall act for the Securityholders hereunder in the manner such person believes to be in the best interest of the Securityholders and consistent with his obligations hereunder, but shall have no duties or obligations except as specifically set forth herein. The Securityholder Representative or Independent Overseer, as applicable, shall receive no compensation for services rendered to the Securityholders in such capacity. In acting as representative of the Securityholders, the Securityholder Representative or Independent Overseer, as applicable, may rely upon, and shall be protected in acting or refraining from acting upon, an opinion or advice of counsel, certificate of auditors or other certificate, statement, instrument, opinion, report, notice, request, consent, order, arbitrator’s award, appraisal, bond or other paper or documents reasonably believed by him to be genuine and to have been signed or presented by the proper party or parties. Neither the Securityholder Representative nor the Independent Overseer shall be personally liable to the Securityholders for any act done or omitted hereunder in such capacity except in the event of intentional wrongdoing for personal benefit. The Securityholder Representative and Independent Overseer may consult with counsel and any advice of such counsel shall be full and complete authorization and protection in respect to any action taken or suffered or omitted by him in such capacity in good faith and in accordance with such opinion of counsel. The Securityholder Representative may perform his duties as Securityholder Representative either directly or by or through his agents or attorneys, and the Securityholder Representative shall not be responsible to the Securityholders for any misconduct or negligence on the part of any agent or attorney appointed with due care by him hereunder.

(e) The Securityholders shall indemnify, hold harmless and defend the Securityholder Representative and the Independent Overseer from and against, and reimburse such person with respect to, any and all Damages reasonably incurred by the Securityholder

Representative or Independent Overseer, as applicable, as a result of such person acting in good faith in such capacity under this Agreement or in connection with such person’s duties hereunder. Subject to prior written approval by the Independent Overseer, which approval shall not be unreasonably withheld, the Securityholder Representative shall be entitled to reimbursement from the Securityholder Expense Escrow Amount of any reasonable out-of-pocket costs incurred by the Securityholder Representative on behalf of the Securityholders pursuant to the authority granted to the Securityholder Representative hereunder, including engaging experts and professional service providers, in each case without having to seek or obtain the consent of any Person under any circumstance (except as set forth in (b) above); provided that the right to reimbursement shall not exceed the amount then available in the Securityholder Expense Escrow Amount and provided further that $100,000 of the Securityholder Expense Escrow Amount shall be reserved to reimburse for costs incurred in connection with the Sale or a Trust Transfer until such time as a Sale or Trust Transfer has occurred and the Securityholder Representative has been reimbursed in full with respect to such transaction. Any written reimbursement requests delivered to ESI and the Escrow Agent by the Securityholder Representative shall be paid to Securityholder Representative concurrently with any release to the Securityholders pursuant to the Escrow Agreement.

(f) The Securityholder Representative shall use good faith efforts to notify Russell Johnson, the designee of the New Wave Employee Stock Ownership Plan (the “ESOP”), of any notices received by ESI and/or delivered by the Securityholder Representative, and advise such designee on a regular basis of any actions that may materially affect the interests of the ESOP.

1.12 Adjustment to Aggregate Merger Consideration.

(a) Net Working Capital Adjustment. The Aggregate Merger Consideration shall (i) increase by the amount, if any, by which New Wave’s Net Working Capital on the Closing Date is greater than Estimated NWC, or (ii) decrease by the amount, if any, by which New Wave’s Net Working Capital on the Closing Date is less than Estimated NWC (any such adjustment is hereinafter referred to as the “Net Working Capital Adjustment”), in all cases as reflected on the Closing Financial Statements.

(b) Closing Statement. As soon as reasonably practicable, but in no event later than sixty (60) days after the Closing Date, ESI shall deliver to the Securityholder Representative (i) an unaudited consolidated balance sheet of New Wave and the Subsidiaries as of the Closing Date (the “Closing Financial Statements”), (ii) a statement in reasonable detail of the Net Working Capital as of the Closing Date (the “Closing Statement”) and (iii) the Net Working Capital Adjustment (the “Net Working Capital Adjustment Calculation”). The Securityholders and the Securityholder Representative shall cooperate with ESI, as reasonably requested by ESI, in ESI’s efforts to produce the Closing Financial Statements, including, but not limited to, making available to ESI relevant information, records or documents relating to New Wave for periods prior to the Closing Date, and ESI shall reimburse the Securityholders and the Securityholder Representative for any reasonable out-of-pocket expenses incurred in connection with providing such cooperation. The Closing Financial Statements, the Closing Statement and the Net Working Capital Adjustment Calculation (collectively, the “Final Financial Documents”) shall be prepared in good faith and in accordance with GAAP utilizing methods, procedures and assumptions which are consistent with those used in preparation of the New Wave Financial Statements.

(c) Resolution of Disputes Regarding the Net Working Capital Adjustment. The Securityholder Representative shall have a period of thirty (30) days after receipt of the Final Financial Documents to present in writing to ESI any objections thereto on behalf of the Securityholders, setting forth the specific item to which each such objection relates and the specific basis for each such objection (to the extent the information necessary to make a specific objection is reasonably available to the Securityholder Representative). The Final Financial Documents shall be deemed to be acceptable to the Securityholder Representative and shall become final and binding on ESI and the Securityholders, except to the extent that the Securityholder Representative shall have made a written objection thereto within such thirty (30) day period. If the Securityholder Representative shall raise any such objection within such thirty (30) day period, then the Securityholder Representative and ESI shall attempt in good faith to resolve any dispute concerning the item(s) subject to such objection. Upon failure to resolve any such dispute, within fifteen (15) days of ESI’s receipt of the Securityholder Representative’s objections, the same shall be submitted to a firm of independent public accountants, having no significant ongoing relationship with ESI or the Securityholders or their respective affiliates, as shall be mutually acceptable to ESI and the Securityholder Representative (the “Independent Accounting Firm”). The Independent Accounting Firm shall be instructed to use its best efforts to render a decision as to all items in dispute within thirty (30) days of submission, and the parties agree to cooperate with each other and each other’s authorized representatives and with the Independent Accounting Firm in order that any and all items in dispute shall be resolved as soon as practicable. The determination of the Independent Accounting Firm concerning any item in dispute shall be final and binding on the parties without further right of appeal. The fees and expenses of the Independent Accounting Firm incurred in the resolution of such dispute shall be allocated between the Securityholders and ESI in the same proportion that the aggregate amount of the items unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of all disputed items submitted to the Independent Accounting Firm.

(d) Payment of Net Working Capital Adjustments.

(i) Time of Payment. Within five (5) business days after the Net Working Capital Adjustment is finally determined as provided above, ESI, in the case of an adjustment increasing the Aggregate Merger Consideration, or the Securityholders, in the case of an adjustment decreasing the Aggregate Merger Consideration, shall pay to the other party an amount equal to the Net Working Capital Adjustment in accordance with this Section 1.12(d). Any Net Working Capital Adjustment payable by the Securityholders to ESI (i) shall constitute the several and not joint obligations of the Securityholders, paid (a) first, from the NWC Holdback Amount, (b) second, from the Indemnity Escrow Amount, and (c) third, after all funds have been delivered from the NWC Holdback Amount and the Indemnity Escrow Amount, from any other amounts that the Securityholders have received in connection with the Merger and (ii) shall be allocated among the Securityholders pro rata based on such Securityholders’ Percentage Interest of such amounts (with no Securityholder being obligated to pay any more than the amount that, together with all other payment obligations of such Securityholder under this Agreement, would equal the total proceeds such Securityholder received in connection with the Merger).

(ii) Increase in Aggregate Merger Consideration. All adjustments or payments due the Securityholders pursuant to Section 1.12 shall be paid by the Paying Agent to the Securityholders in accordance with their Percentage Interests by check to the address of such Securityholders in accordance with such instructions as the Securityholders may hereafter provide.

(iii) Decrease in Aggregate Merger Consideration. Any adjustments pursuant to Section 1.12 which result in a decrease in the Aggregate Merger Consideration shall be paid to ESI from the NWC Holdback Amount (with the burden of such payment allocated among the Securityholders pro rata based on such Securityholders’ Percentage Interest of the NWC Holdback Amount). Any expenses of the Independent Accounting Firm owed by the Securityholders (regardless of whether the aggregate adjustment in dispute results in a decrease in Aggregate Merger Consideration) shall be paid to the Independent Accounting Firm from the Securityholder Expense Escrow Amount (with the burden of such payment allocated among the Securityholders pro rata based on such Securityholders’ Percentage Interest of the Securityholder Expense Escrow Amount). The Securityholder Representative and ESI shall give instructions to the Escrow Agent to release an aggregate amount of up to (A) the amount of the Independent Accounting Firm’s expenses owed by the Securityholders from the Securityholder Expense Escrow Amount being held in the Escrow Account, and/or (B) the decrease in Aggregate Merger Consideration from the NWC Holdback Amount being held in the Escrow Account, as the case may be, in accordance with this Section 1.12.

(iv) Release of NWC Holdback Amount. If no adjustment to the benefit of ESI is required pursuant to this Section 1.12 or if such adjustment is less than the amount of the NWC Holdback Amount, an amount in cash equal to the NWC Holdback Amount less any adjustment in ESI’s favor pursuant to this Section 1.12 and any amounts owing by the Securityholders to the Independent Accounting Firm shall be released to the Securityholders from the NWC Holdback Amount being held in the Escrow Account (and the Securityholder Representative and ESI shall give such instructions to the Escrow Agent), subject to the terms and conditions of the Escrow Agreement.

ARTICLE 2

FURTHER AGREEMENTS

2.1 Voting Agreement. Each of the shareholders of New Wave listed on Schedule 2.1 will execute and deliver, concurrently with the execution of this Agreement, a Voting Agreement in the form attached as Exhibit B (the “Voting Agreement”). Each Voting Agreement provides that the signing holder will vote all of the shares of Series A Preferred, Series B Preferred, Series A Common and Series B Common that the holder is entitled to vote in favor of the Merger.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

For purposes of the representations and warranties contained in this Article III, the following terms have the following meanings:

“Material Adverse Effect” (or “Material Adverse Change”) used in connection with a party means any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, businesses, operations, or results of operations (any one of the foregoing or collectively, the “Business”) of such party and its subsidiaries taken as a whole; provided, however, that an adverse event, change or effect on the Business of a party that results from any of the following shall not constitute a Material Adverse Effect or Material Adverse Change: (i) any changes or effects to the extent attributable to the announcement, pendency or consummation of the transactions contemplated hereby; (ii) any change in general economic or political conditions not specifically relating to such party or any of its subsidiaries and not disproportionately adversely affecting such party or any of its subsidiaries, (iii) any change in prevailing interest rates or currency exchange rates, (iv) any change in GAAP.

“Ordinary Course of Business” means or refers to actions that are taken in the ordinary course of the normal day-to-day operations of a party, are consistent with past operations and practices of the party, and do not require specific authorization by the board of directors of the party.

“To the knowledge of” a party or words of similar import mean the actual knowledge of any officer of that party (including without limitation Pei Hsien Fang, Colin Chin, Rick Wong) and, in the case of New Wave, Loo Kia Sim, after due inquiry of those members of senior management whom such officers should reasonably believe would have actual knowledge of the matters represented.

3.1 Representations and Warranties of New Wave. New Wave hereby represents and warrants to ESI and Merger Corp. that, except as specifically set forth in Schedule 3.1 (the “New Wave Disclosure Schedule”) (it being understood that any matter disclosed in any section or subsection of the New Wave Disclosure Schedule with respect to the corresponding section or subsection of this Agreement shall be deemed to be disclosed under any other section or subsection of this Agreement, as long as the relevance of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face):

3.1.1 Organization and Status. Each of New Wave and those subsidiaries listed on Schedule 3.1.1 (collectively, the “Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where failure to be so qualified will not have a Material Adverse Effect on the Business of New Wave. New Wave and each Subsidiary has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted. New Wave has made available to ESI complete and accurate copies of its Articles of Incorporation (“Articles of Incorporation”) and Bylaws (“Bylaws”), and the charter documents of the Subsidiaries, each as amended to the date hereof.

3.1.2 Capitalization.

(a) The authorized capital stock of New Wave consists of 8,000,000 shares of Common Stock, Series A, of which 4,170,182 shares were issued and outstanding as of June 30, 2007, 2,000,000 shares of Common Stock, Series B, of which 1,190,353 shares were issued and outstanding as of June 30, 2007, and 2,982,500 shares of Preferred Stock, of which (i) 2,795,000 shares have been designated as Series A Preferred Stock, 2,330,300 of which were issued and outstanding as of June 30, 2007, and (ii) 187,500 shares have been designated Series B Preferred Stock, all of which were issued and outstanding as of June 30, 2007 (all such issued and outstanding shares of capital stock collectively, the “New Wave Shares”). New Wave has not authorized or issued any other class or series of equity securities. The New Wave Shares are held of record by the persons with the addresses of record and in the amounts set forth on Schedule 3.1.2(a). Except as set forth on Schedule 3.1.2(a), no New Wave Shares held by any Shareholder are subject to a repurchase right in favor of New Wave. All the outstanding New Wave Shares have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws or any agreement to which New Wave is a party or by which it is bound. All the outstanding New Wave Shares and options or other rights to acquire New Wave Shares have been offered, sold and delivered by New Wave in compliance with all applicable federal, state and foreign securities laws. The rights and preferences of all classes and series of the New Wave Shares are as set forth in the Articles of Incorporation and New Wave has not granted any rights and preferences with respect to the New Wave Shares other than those set forth therein.

(b) New Wave has reserved 3,200,000 shares of Common Stock for issuance to employees and consultants pursuant to the New Wave Option Plans, which plans are the only stock option, warrant, stock bonus, stock award or stock purchase plans, programs or arrangements of New Wave and the Subsidiaries, other than the ESOP. There were outstanding options to purchase 2,476,975 shares of Common Stock under New Wave Option Plans as of June 30, 2007. The number and type and exercise price of options awarded to each participant in New Wave Option Plans or otherwise awarded to any other party and the number of options in which each participant or other party are vested is set forth on Schedule 3.1.2(b). Each of the New Wave Option Plans was approved by New Wave shareholders within twelve months of the date the plan was adopted by the Board of Directors.

(c) Except for the items listed on Schedule 3.1.2(c), there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which New Wave or any Subsidiary is a party or by which any of them is bound obligating New Wave or any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock or similar ownership interests of New Wave or of the Subsidiary or obligating New Wave or the Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) As of the Closing Date, there will be no outstanding options, rights or obligations of New Wave or any Subsidiary to acquire or issue shares of capital stock.

(e) Except for the Voting Agreement and as set forth in Schedule 3.1.2(d), as of the date of this Agreement there are no registration rights agreements, no voting trust, proxy or other similar agreement or understanding to which New Wave or any Subsidiary is a party or by which New Wave or any Subsidiary is bound with respect to any shares of New Wave capital stock.

(f) Schedule 3.1.2(f) sets forth for each Subsidiary the amount of its authorized capital stock and the amount of its outstanding capital stock. Except as set forth on Schedule 3.1.2(f), there are no shares of capital stock or other equity interests of any Subsidiary issued, reserved for issuance or outstanding and no outstanding rights to purchase or acquire such capital stock or equity interests. All the outstanding shares of capital stock or other equity interests, as the case may be, of each Subsidiary are owned of record and beneficially by New Wave, have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights created by statute, the charter documents of such Subsidiary or any agreement to which the Subsidiary is a party or by which it is bound. All such outstanding shares or other equity interests have been offered, sold and delivered in compliance with applicable federal, state and foreign securities laws.

3.1.3 Authority. New Wave has the corporate power and authority and, except for the approval of its shareholders, has taken all corporate action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of New Wave and validly executed and delivered by New Wave. This Agreement constitutes the valid and binding obligation of New Wave, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

3.1.4 Subsidiaries and Joint Ventures. Except for the interests in the Subsidiaries and as disclosed on Schedule 3.1.4, New Wave has no subsidiaries and owns no stock or other interest in any other corporation or in any partnership or limited liability company, or other venture or entity. Neither New Wave nor any Subsidiary has agreed or is obligated to make or be bound by any written, oral or other agreement, contract, sub-contract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sub-license, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Except as disclosed on Schedule 3.1.4, New Wave owns all of the issued and outstanding capital stock and other ownership interests of the Subsidiaries, free and clear of all encumbrances, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, commitments or obligations of any character relating to the securities of the Subsidiaries.

3.1.5 Governmental Filings. Other than the filing of the Agreement of Merger contemplated by Article I, no notices, reports or other filings are required to be made by

New Wave or the Subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by New Wave or the Subsidiary from, any domestic or foreign governmental or regulatory authority, agency, court, commission or other entity (“Governmental Entity”) in connection with the execution and delivery of this Agreement by New Wave and the performance by New Wave of its obligations hereunder.

3.1.6 No Adverse Consequences. Neither the execution and delivery of this Agreement by New Wave nor the consummation of the transactions contemplated by this Agreement will (a) result in the creation or imposition of any lien, charge, encumbrance or restriction on any of the assets or properties of New Wave or any Subsidiary, (b) violate any provision of the Articles of Incorporation or Bylaws, (c) violate any statute, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority applicable to New Wave or any Subsidiary, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which New Wave or any Subsidiary is a party or by which any of them are bound.

3.1.7 Financial Statements. New Wave has made available to ESI true and complete copies of the (i) audited consolidated balance sheets of New Wave as of each of the fiscal years ended September 30, 2005 and September 30, 2006, respectively, and the unaudited consolidated balance sheets as of March 31, 2007, and (ii) the related unaudited consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years then ended, and the related unaudited consolidated statement of operations, shareholders’ equity and cash flows for the six (6) months then ended, in the case of each audited financial statements, including the notes thereto and the unqualified report of New Wave’ independent accountants with respect thereto (collectively, the “New Wave Financial Statements”). The New Wave Financial Statements are complete and correct and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated. The New Wave Financial Statements present fairly the consolidated financial condition, results of operations and cash flows of New Wave and the Subsidiary as of the dates thereof and for the periods indicated. New Wave maintains standard systems of accounting and internal controls that are adequate for its business.

3.1.8 Undisclosed Liabilities; Returns. Except for liabilities or obligations which were incurred after March 31, 2007 in the Ordinary Course of Business and of a type and in an amount both consistent with past practices and not material (either individually or in the aggregate), or Fees incurred in connection with the negotiation and execution of this Agreement and Related Documents, neither New Wave nor any Subsidiary has any liability or obligation (whether absolute, accrued, contingent or otherwise, and whether due or to become due) that is not accrued, reserved against, or identified in the most recent New Wave Financial Statements. There are no rights of return or other agreements between New Wave or any Subsidiary and any customer that would cause any revenues reflected in the New Wave Financial Statements to fail to qualify as revenues in accordance with GAAP and New Wave’s revenue recognition policy as reflected in New Wave Financial Statements.

3.1.9 Absence of Certain Changes or Events. Since March 31, 2007 there has not been:

(a) Any Material Adverse Change in the Business of New Wave;

(b) Any material damage, destruction, requisition, taking or casualty loss, whether or not covered by insurance, of or to any of the assets or properties of New Wave or any Subsidiary;

(c) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of New Wave capital stock or any direct or indirect repurchase, redemption or other acquisition by New Wave of any shares of its capital stock;

(d) Any increase in the rate or terms of compensation payable or to become payable by New Wave or any Subsidiary to its directors, officers or employees; any change in the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employees of New Wave or any Subsidiary; any special bonus or remuneration paid; any written employment contract executed or amended; or any change in personnel policies;

(e) Any entry into any agreement, commitment or transaction (including, without limitation, any license of intellectual property, any borrowing, capital expenditure or capital financing, any purchase, acquisition, sale or other disposition of assets (other than inventory in the Ordinary Course of Business), any lease or sublease, any guaranty, assumption or endorsement of payment or performance of any loan or obligation of another, or any amendment, modification or termination of any existing agreement, commitment or transaction) by New Wave or any Subsidiary (i) except as contemplated in this Agreement and (ii) except for agreements, commitments or transactions that do not exceed $25,000 singly or could not reasonably be expected to result in a material loss during the twelve months ending on the anniversary of the Closing Date;

(f) Any change by New Wave in accounting methods, principles or practices;

(g) Any issuance or sale of any stock of New Wave (other than issuances pursuant to the exercise of options or issuances contemplated by Section 1.2 of this Agreement) or any issuance or grant of any option, warrant or right to purchase any stock of New Wave or any commitment to do any of the foregoing (other than grants of options under the New Wave Option Plans in the Ordinary Course of Business for new hires);

(h) Any amendment to the Articles of Incorporation or Bylaws or the charter documents of any Subsidiary;

(i) Any material business conduct which is outside the Ordinary Course of Business or is not substantially in the manner that New Wave previously conducted its business;

(j) Any encumbrance or consent to encumbrance of any property or assets;

(k) Any capital expenditure or capital commitment by New Wave or any Subsidiary of $25,000 in any individual case or $100,000 in the aggregate;

(l) Any revaluation by New Wave of any of its assets, including writing down the value of capitalized inventory or writing off accounts receivable;

(m) Any split, combination or reclassification of any capital stock of New Wave or any Subsidiary;

(n) Any sale, lease, license or other disposition of any material assets or properties of New Wave or any Subsidiary, except in the Ordinary Course of Business;

(o) Any loan by New Wave or any Subsidiary to any person or entity, incurring by New Wave or any Subsidiary of any indebtedness, guaranteeing by New Wave or any Subsidiary of any indebtedness, issuance or sale of any debt securities of New Wave or any Subsidiary or guaranteeing of any debt securities of others except for advances to employees for travel and business expenses in the Ordinary Course of Business;

(p) Any waiver or release of any right or claim of New Wave or any Subsidiary, including any write-off or other compromise of any material amount of any account receivable of New Wave or any Subsidiary;

(q) Any pending or, to New Wave’s knowledge, threatened labor disputes, organizational activities or disturbances;

(r) Any written communication received from any customer of New Wave or any Subsidiary that purchased $150,000 or more of products or services from New Wave or any Subsidiary in the year ended September 30, 2006 or the six (6) months ended March 31, 2007 expressing that such customer intends to, is desirous of, or is actively considering terminating or materially reducing its purchases from New Wave or the Subsidiary for any reason; or

(s) Any change not described above in the assets or liabilities of New Wave or any Subsidiary, or in any agreement to which New Wave or any Subsidiary is a party or is bound, which, either individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect on the business of New Wave.

3.1.10 Litigation. Except as listed on Schedule 3.1.10, no litigation, proceeding or governmental investigation is pending or, to New Wave’s knowledge, threatened against or relating to New Wave, its officers or directors in their capacities as such, or any of New Wave’s properties, businesses or Subsidiaries. Either New Wave or a Subsidiary is the sole owner of the litigation bonds posted with respect to the following proceedings in Taiwan: New Wave vs. Uni-Via and New Wave vs. Laser Solutions.

3.1.11 Compliance with Laws; Judgments. New Wave and each Subsidiary have at all times conducted its business in compliance with the provisions of its charter documents, and all applicable laws, regulations and standards, including without limitation the United States Export Control Act and foreign counterparts to such laws and regulations, other than noncompliance that individually or in the aggregate does not, and, with the passage of time will not, have a Material Adverse Effect on the Business of New Wave. Neither New Wave nor any Subsidiary is in violation of any applicable laws or regulations, other than violations which individually or in the aggregate do not, and, with the passage of time will not, have a Material Adverse Effect on the Business of New Wave. Neither New Wave nor any Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree and or has been charged with, or, to New Wave’s knowledge, threatened with a charge of, a violation of any provision of any applicable law or regulation.

3.1.12 Employment Matters.

(a) Labor Matters. Neither New Wave nor any Subsidiary is a party or otherwise subject to any collective bargaining or other agreement governing the wages, hours or terms of employment of employees. There is no (a) unfair labor practice complaint against New Wave or any Subsidiary pending before the National Labor Relations Board or any other Governmental Entity, (b) labor strike, slowdown or work stoppage actually occurring or, to the knowledge of New Wave, threatened against New Wave or any Subsidiary, (c) representation petition respecting the employees of New Wave or any Subsidiary pending before the National Labor Relations Board or similar agency, or (d) grievance or any arbitration proceeding pending arising out of or under collective bargaining agreements applicable to New Wave or any Subsidiary. New Wave and the Subsidiaries have not experienced any primary work stoppage or other organized work stoppage involving their employees in the past two years. New Wave has no knowledge of any labor strike, slowdown, or work stoppage occurring or threatened against any of New Wave’s principal suppliers that could reasonably be expected to have a Material Adverse Effect on the Business of New Wave. New Wave and the Subsidiaries are currently in compliance in all material respects with all applicable laws relating to the employment of labor, including, without limitation, those related to wages, hours, worker classification, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of New Wave or the Subsidiaries and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. New Wave and the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees. There is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the knowledge of New Wave, threatened before any Governmental Entity with respect to any persons currently or formerly employed by New Wave or any Subsidiary. Neither New Wave nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of New Wave, threatened with respect to New Wave or any Subsidiary. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of New Wave, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity with respect to New Wave or any Subsidiary. All of the employees of New Wave and the Subsidiaries working in the United States are citizens or permanent residents of the United States. No employee of New Wave or the Subsidiaries is the beneficiary under an employer-sponsored non-immigrant visa and no approvals, permits or consents of any Governmental Entity are required in order for New Wave or the Subsidiary to employ any current employee as a result of or in connection with such employee’s immigration status in the United States. New Wave and the Subsidiaries have fully completed and retained a Form I-9 for each of their employees in accordance with applicable law, and New Wave and the Subsidiaries are not subject to examination in connection with such forms or to any fines or other penalties under laws relating to employees who are not authorized to work in the United States. Schedule 3.1.12.1 accurately sets forth the name, annual salary, and commission arrangement, if any, of each employee of New Wave and the Subsidiaries.

(b) Employee Benefits. Schedule 3.1.12.2 lists all pension, retirement, profit sharing, deferred compensation, bonus, commission, incentive compensation (including cash, stock and option plans or arrangements), life insurance, health, dental, vision, prescription, disability, accident, hospitalization, transportation, education, long-term care, dependent care, cafeteria, fringe benefit and all other employee or retiree benefit plans or arrangements (including, without limitation, any contracts or agreements with trustees, insurance companies or others relating to any such employee benefit plans or arrangements) established, maintained or contributed to by New Wave or the Subsidiaries, and complete and accurate copies of all those plans or arrangements have been made available to ESI. The employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established and maintained by New Wave or the Subsidiaries that are subject to ERISA (the “ERISA Plans”) are listed separately as ERISA Plans on Schedule 3.1.12.2. The ERISA Plans comply in all material respects with the applicable requirements of ERISA and the Code. The plans or arrangements that are group health plans comply in all material respects with the Health Insurance Portability and Accountability Act. With respect to each of the ERISA Plans that are employee pension benefit plans (within the meaning of Section 3(2) of ERISA), New Wave has received from the Internal Revenue Service a favorable determination for each of the ERISA Plans and their related trusts that each of the ERISA Plans is qualified under Code Section 401(a) and the related trust is tax-exempt under Code Section 501(a). The ESOP is an “employee stock ownership plan” and the shares of stock owned by the ESOP are “qualifying employer securities” within the meaning of Code Section 4975 and the acquisition of such shares and any related financing are exempt from the prohibitions of Code Section 4975(c). No operation or event or failure to act has adversely affected the tax qualified status of the ERISA Plans, the status of the ESOP as an “employee stock ownership plan,” the exemptions of the ESOP and its transactions from the prohibitions of Code Section 4957(c), or the tax exemption of the related trusts of the ERISA Plans, other than changes in the Code that are not effective as of the Closing Date. None of the employee pension benefits plans is a multiemployer plan within the meaning of ERISA or is subject to Code Section 412 or Title IV of ERISA and neither New Wave nor any of its affiliates have maintained, participated in or contributed to any such plan. None of the ERISA Plans, its related trusts or any trustee, investment manager or administrator thereof has engaged in a nonexempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Code Section 4975. There are not and have not been any excess deferrals or excess contributions under any ERISA Plan. Each ERISA Plan is and has been operated and administered in conformity with its terms and the requirements of all applicable laws and regulations, whether or not the ERISA Plan documents have been amended to reflect such requirements. Except as required pursuant to the Consolidated Omnibus Budget

Reconciliation Act of 1985, as amended, or similar state law, New Wave and the Subsidiaries have no obligation of any kind (whether under the terms of the ERISA Plans or under any understanding with employees) to pay, to make payments under, or contribute to, any plan, agreement or other arrangement to provide, medical benefits to retirees.

(c) Employment Agreements. Except as set forth on Schedule 3.1.12.3, each employee of New Wave or the Subsidiaries is an “at-will” employee and there are no written employment, commission or compensation agreements of any kind between New Wave or the Subsidiaries and any employees. Schedule 3.1.12.3 lists all New Wave’s or the Subsidiaries’ employment or supervisory manuals, employment or supervisory policies, and written information generally provided to employees (such as applications or notices), and complete and accurate copies of those manuals, policies and written information have been made available to ESI. New Wave and the Subsidiaries do not have any agreements or understandings with employees, including without limitation any agreements or understandings regarding compensation of any nature, severance payments or retirement benefits, except as reflected in the items listed in Schedules 3.1.12.2 and 3.1.12.3. Except as set forth on Schedule 3.1.12.3, neither New Wave nor any Subsidiary has engaged any consultants, contractors or other person who may be considered a common law employee of New Wave or any Subsidiary and there are no written consulting, general contractor or other similar agreements of any kind between New Wave or the Subsidiaries and any consultants or general contractors.

3.1.13 Title to and Condition of Real Property. Schedule 3.1.13 contains (i) a list of all real property currently leased or occupied by New Wave or the Subsidiaries (the “Leased Real Property”), including the dates of and parties to all leases and any amendments thereof, and (ii) a list of all real property previously leased or occupied by New Wave or the Subsidiaries (the “Previously Leased Real Property”). All Leased Real Property (including improvements thereon) is in satisfactory condition and repair consistent with its present use, and is available for immediate use in the conduct of New Wave’s business. Neither the operations of New Wave or the Subsidiaries on any Leased Real Property, nor any improvements on the Leased Real Property, violates any applicable building or zoning code or regulation of any governmental authority having jurisdiction, except where such violation will not have a Material Adverse Effect on the Business of New Wave. The Leased Real Property includes all real property necessary to conduct the Business of New Wave and the Subsidiaries as currently conducted. None of the Leased Real Property has been condemned or otherwise taken by public authority and no such condemnation is, to the knowledge of New Wave, threatened or contemplated. There is no pending or, to New Wave’s knowledge, threatened proceeding which would interfere with the quiet enjoyment of any leasehold of which New Wave or any Subsidiary is lessee or sublessee.

3.1.14 Title to and Condition of Fixed Assets. Schedule 3.1.14 contains a complete and accurate list of all tangible personal property (excluding inventory) owned or leased by New Wave or the Subsidiaries (the “Tangible Personal Property”), including the dates of and parties to all leases and any amendments thereof, except for items of Tangible Personal Property with a cost basis of less than $10,000. Except as set forth in Schedule 3.1.14, New Wave or the Subsidiaries have good and marketable title to all of the Tangible Personal Property, free and clear of all liens, mortgages, pledges, leases, restrictions and other claims and encumbrances of any nature whatsoever. The Tangible Personal Property is in good operating condition and repair (ordinary wear and tear excepted), is performing satisfactorily, and is adequate for the conduct of the business of New Wave. All Tangible Personal Property and the state of maintenance thereof are in compliance with all applicable laws and regulations.

3.1.15 Intellectual Property.

(a) Definitions. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary, non-public information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators and other locators associated with the Internet; (v) industrial designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

(ii) “New Wave Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, New Wave or any Subsidiary.

(iii) “Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any patent, copyright, trademark or similar authorities in the United States or foreign jurisdictions.

(iv) “New Wave Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, New Wave or any Subsidiary.

(b) Schedule 3.1.15.2 is a complete and accurate list of all New Wave Registered Intellectual Property and specifies, where applicable, the name or title of each item, the registration or application number therefor, the jurisdictions in which each such item of New Wave Registered Intellectual Property has been issued, registered or applied for and lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any of New Wave Registered Intellectual Property.

(c) Schedule 3.1.15.3 is a complete and accurate list (by name and version number or other identifying code) of all products or service offerings of New Wave (“New Wave Products”) that have been distributed or provided in the three-year period preceding the date hereof or which New Wave currently intends to distribute or provide in the one (1) year after the date hereof.

(d) No New Wave Intellectual Property or New Wave Product is subject to any known proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by New Wave, or which may affect the validity, use or enforceability of such New Wave Intellectual Property or New Wave Product.

(e) Each material item of New Wave Registered Intellectual Property is valid, all necessary registration, maintenance and renewal fees currently due in connection with such New Wave Registered Intellectual Property have been paid, and all necessary documents, recordations and certificates in connection with such New Wave Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or similar authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such New Wave Registered Intellectual Property.

(f) Schedule 3.1.15(f) of the New Wave Disclosure Schedule is a complete and accurate list of all material actions that are required to be taken by New Wave and any Subsidiary within ninety (90) days of the date hereof with respect to any of the foregoing New Wave Registered Intellectual Property.

(g) New Wave or its Subsidiaries owns and has good and exclusive title to, each material item of New Wave Intellectual Property owned by it free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the Ordinary Course of Business). Without limiting the foregoing: (i) New Wave or its Subsidiaries is the exclusive owner or licensee of all trademarks and trade names used in connection with the operation or conduct of the business of New Wave and its Subsidiaries, including the sale, distribution or provision of any New Wave Products by New Wave and its Subsidiaries; (ii) New Wave or its Subsidiaries owns exclusively, and has good title to, all copyrighted works that are New Wave Products which New Wave or its Subsidiaries purports to own; and (iii) New Wave and its Subsidiaries is the exclusive owner of all Patents that each purports to own.

(h) To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for New Wave or any Subsidiary and is incorporated into any of New Wave Products, New Wave or its Subsidiaries has a written agreement with such third party with respect thereto and New Wave or its Subsidiaries thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as currently intended to be conducted) to all such third party’s Intellectual Property incorporated in New Wave Products, to the fullest extent it is legally possible to do so.

(i) Neither New Wave nor any Subsidiary has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was in the last year material New Wave Intellectual Property, to any third party, or knowingly permitted the rights of New Wave or any Subsidiary in such material New Wave Intellectual Property to lapse or enter the public domain.

(j) Schedule 3.1.15.10 lists all material contracts, licenses and agreements to which New Wave or any Subsidiary is a party as of the date of this Agreement: (i) with respect to New Wave Intellectual Property licensed or transferred to any third party (other than end-user licenses in the Ordinary Course of Business); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to New Wave or any Subsidiary. All material contracts, licenses and agreements relating to either (i) New Wave Intellectual Property or (ii) between New Wave or any Subsidiary and a third party relating to Intellectual Property of a third party licensed to New Wave or any Subsidiary, are in full force and effect. Except as set forth on Schedule 3.1.15.10, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. New Wave and each Subsidiary is in material compliance with, and has not materially breached any term of, any such contracts, licenses and agreements and, to the knowledge of New Wave, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Except as set forth on Schedule 3.1.15.10, New Wave is not aware of any fact that would prevent the Surviving Corporation following the Closing Date from exercising all of the rights of New Wave and the Subsidiaries under such contracts, licenses and agreements to the same extent New Wave and the Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which New Wave and the Subsidiaries would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) ESI, New Wave, the Subsidiaries, or the Surviving Corporation granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, such party (ii) ESI, New Wave, the Subsidiaries, or the Surviving Corporation being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) ESI, New Wave, or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by such party prior to the Closing.

(k) The operation of the business of New Wave as such business has been conducted to the date hereof, including (i) the design, development, manufacture, distribution, reproduction, marketing or sale of New Wave Products by New Wave and the Subsidiaries and (ii) the use of any product, device or process by New Wave and the Subsidiaries in connection with the foregoing, has not infringed or misappropriated the Intellectual Property of any third party or constituted unfair competition or trade practices under the laws of any jurisdiction. To the knowledge of New Wave, the operation of the business of New Wave as currently proposed to be conducted, including (i) the design, development, manufacture, distribution, reproduction, marketing or sale of New Wave Products by New Wave and the Subsidiaries and (ii) the use of any product, device or process by New Wave and the Subsidiaries in connection with the foregoing, will not infringe or misappropriate the Intellectual Property currently held by any third party or constitute unfair competition or trade practices under the laws of any jurisdiction in effect as of the date hereof. Neither New Wave nor any Subsidiary has received notice from any third party that the operation of the Business of New Wave or the Subsidiaries or any product or service of New Wave or the Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(l) To the knowledge of New Wave, no person has infringed or misappropriated any New Wave Intellectual Property. New Wave and the Subsidiaries have taken reasonable steps to protect the rights of New Wave and the Subsidiaries’ confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to New Wave and the Subsidiaries, and, without limiting the foregoing, New Wave and the Subsidiaries have required and require each executive officer and each employee and contractor who has contributed to the development of New Wave Intellectual Property to execute a proprietary information/confidentiality/invention assignment agreement substantially in the form provided to ESI and all current and former employees and contractors of New Wave and the Subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to New Wave.

3.1.16 Certain Contracts and Arrangements. Schedule 3.1.16, which is organized by type of agreement, contains a complete and accurate list of each of the following types of agreements or arrangements, including any amendments thereto, to which New Wave or any Subsidiary is a party or by which any of them is bound:

(a) any mortgage, note or other instrument or agreement relating to the borrowing of money or the incurrence of indebtedness or the guaranty of any obligation for the borrowing of money;

(b) any contract, agreement, purchase order or acknowledgment form for the purchase, sale, lease or other disposition of equipment, products, materials or capital assets, or for the performance of services (including without limitation consulting services), with respect to which the annual aggregate dollar amount either due to or payable by New Wave or any Subsidiary exceeds $25,000;

(c) contracts or agreements for the joint performance of work or services, and all other joint venture agreements;

(d) contracts or agreements with agents, brokers, consignees, sales representatives or distributors relating to the sale of products or services;

(e) confidentiality or inventions assignment agreements with parties other than employees and independent contractors of New Wave and the Subsidiaries; and

(f) agreement of indemnification, surety or guaranty other than those contained in end user license agreements entered into in the Ordinary Course of Business;

(g) agreement, contract or commitment containing any covenant limiting in any respect the right of New Wave or any Subsidiary to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(h) contract involving $50,000 or more;

(i) agreement pursuant to which New Wave or any Subsidiary has advanced or loaned any amount to any shareholder of New Wave or any Subsidiary or any director, officer, employee or consultant other than business travel advances in the Ordinary Course of Business consistent with past practice or payments with respect to salary or compensation;

(j) any other contract, instrument, agreement or obligation not described in any other Schedule which contains unfulfilled obligations, is not terminable without payment of premium or penalty upon 30 days’ notice or less and the annual amount either due to or payable by New Wave or any Subsidiary exceeds $25,000 for any single contract or $100,000 in the aggregate.

3.1.17 Status of Contracts. Each of the contracts, agreements, commitments and instruments listed on Schedules 3.1.13, 3.1.14, 3.1.15, and 3.1.16 (collectively, the “Contracts”) is in full force and effect and is valid, binding and enforceable by New Wave or the Subsidiary in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. There is no existing material default or material breach by New Wave or any Subsidiary under any Contract and no event has occurred that (whether with or without notice, lapse of time or both) would constitute a material default of New Wave or any Subsidiary under any Contract. Complete and accurate copies of all Contracts have been made available to ESI. New Wave is not aware of any material default by any other party to any Contract or of any event that (whether with or without notice, lapse of time or both) would constitute a material default by any other party with respect to obligations of that party under any Contract. New Wave has received no written notice that a party to a Contract intends to seek, or is contemplating seeking, termination or suspension of such Contract. Neither New Wave nor any Subsidiary has granted any waiver or forbearance with respect to any of the Contracts. To the knowledge of New Wave, neither New Wave nor any Subsidiary is a party to, or bound by, any Contract that will result in any material loss to New Wave upon the performance thereof (including any liability for penalties or damages, whether liquidated, direct, indirect, incidental or consequential).

3.1.18 Insurance. Schedule 3.1.18 contains a complete and accurate list of all policies of fire, liability, worker’s compensation and other forms of insurance insuring New Wave or any Subsidiary, their officers or directors, their assets or their operations (the “Policies”), setting forth the applicable deductible amounts. All the Policies are valid, enforceable and in full force and effect, all premiums with respect to the Policies covering all periods up to and including the date as of which this representation is being made have been paid and no notice of cancellation or termination has been received with respect to any Policy. The Policies are sufficient for compliance with all requirements of agreements to which New Wave or any Subsidiary is a party and provide insurance for the risks and in the amounts and types of coverage usually obtained by persons using or holding similar properties in similar businesses. There have been no claims made for insurance payment under any of the Policies in the three years preceding the date of this Agreement. Complete and accurate copies of the Policies and all endorsements thereto have been made available to ESI. Neither New Wave nor any Subsidiary has been refused any insurance coverage and no insurance coverage has been canceled during the three years preceding the date of this Agreement.

3.1.19 Permits and Licenses. Schedule 3.1.19 contains a complete and accurate list of all governmental licenses, permits, franchises, easements and authorizations (collectively, “Permits”) held by New Wave or any Subsidiary, listed by Governmental Entity. New Wave and each Subsidiary holds, and at all times has held, all Permits necessary for the lawful conduct of its business pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and other authorities having jurisdiction over it or any part of its operations. New Wave and each Subsidiary is in compliance with each of the terms of the applicable Permits listed on Schedule 3.1.19, and there are no claims of violation by New Wave or any Subsidiary of any of such Permits. Complete and accurate copies of all Permits held by New Wave and the Subsidiaries have been made available to ESI. All governmental entities and agencies that have issued any Permits to or with respect to New Wave, its business, or the Subsidiaries have consented or prior to the Closing will have consented (where such consent is necessary) to the completion of the transactions contemplated by this Agreement without requiring modification of the rights or obligations of New Wave or the Subsidiaries under any of such Permits.

3.1.20 Taxes.

(a) Returns. New Wave and the Subsidiaries have filed on a timely basis all federal, state, local, foreign and other returns, reports, forms, declarations and information returns required to be filed by them with respect to Taxes (as defined below) which relate to the business, results of operations, financial condition, properties or assets of New Wave or any Subsidiary for all periods (collectively, the “Returns”) and have paid on a timely basis all Taxes shown to be due on the Returns. All Returns filed are complete and accurate in all respects and no additional Taxes are owed by New Wave or the Subsidiaries with respect to the periods covered by the Returns. New Wave has made available to ESI complete and accurate copies of all Returns for each of New Wave’s fiscal years ended on or after September 30, 2002. Neither New Wave nor any Subsidiary is or has been part of an affiliated group of corporations that files or has the privilege of filing consolidated tax returns pursuant to Section 1502 of the Code or any similar provisions of state, local or foreign law (other than a group of which New Wave is the common parent), and neither New Wave nor the Subsidiary is a party to any tax-sharing or tax-allocation agreement. Neither New Wave nor any Subsidiary has any liability for Taxes of any person (other than themselves), whether arising under federal, state, local or foreign law, as a transferee or successor, by contract, pursuant to Treas Reg § 1.1502-6 or otherwise. Neither New Wave nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Return. Each of New Wave and the Subsidiaries has disclosed on its Returns any Tax reporting position that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law. Neither New Wave nor any of the Subsidiaries has participated in any “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code, any “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(b) Examinations. Except as set forth on Schedule 3.1.20, no Returns have been or are being examined by any taxing authorities for any period, and New Wave has not received any notice of audit with respect to any Return or any fiscal year and there are no outstanding agreements or waivers extending the applicable statutory periods of limitation for

Taxes for any period. No claim has ever been made by an authority in a jurisdiction where New Wave or any Subsidiary do not file Returns that they are or may be subject to taxation by that jurisdiction.

(c) Liability for Taxes. All Taxes that are or have been required to be withheld or collected by New Wave or any Subsidiary have been duly withheld and collected and, to the extent required, have been properly paid or deposited as required by applicable laws. Neither New Wave nor any Subsidiary has made any payment, or is obligated to make any payment, or is a party to an agreement that could obligate it to make a payment, that is not deductible under Code Section 280G. Except as set forth in Schedule 3.1.20, neither New Wave nor any Subsidiary is an obligor on, and none of its assets has been financed directly or indirectly by, any tax-exempt bonds. Neither New Wave nor any Subsidiary is now nor during the applicable period specified in Code Section 897(c)(1)(A)(ii) has ever been a United States real property holding corporation as defined in Code Section 897(c)(2). Neither New Wave nor any Subsidiary has filed a consent pursuant to Code Section 341(f) nor has New Wave or any Subsidiary agreed to have Code Section 341(f)(2) apply to any disposition of a subsection (f) asset (as such term is defined in Code Section 341(f)(4)) owned by New Wave or the Subsidiary. Neither New Wave nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock that qualified or intended to qualify for tax-free treatment under Section 355 of the Code or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Schedule 3.1.20 lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which either of New Wave or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in good faith compliance with the guidance promulgated with respect to such requirements at all times since the enactment of Section 409A. The exercise price of all New Wave options is and has been at all times at least equal to the fair market value (as determined in good faith by New Wave’s Board of Directors) of the New Wave stock underlying the option on the date such options were granted. The Stock Rescission Agreement between New Wave and New Wave G.C. Ltd. Taiwan dated as of May 29, 2007 was effective to rescind the Transfer (as defined in the Stock Rescission Agreement) for all applicable Tax purposes and is and will continue to be effective to prevent any adverse Tax consequences from occurring with respect to the Transfer.

(d) Taxes Paid or Reserved. The unpaid Taxes of New Wave (A) did not, as of the date of the most recent New Wave Financial Statements exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent New Wave Financial Statements (rather than in any notes thereto) and (B) do not and will not exceed that reserve as adjusted for the passage of time through the date hereof and the Closing Date in accordance with the past custom and practice of New Wave in filing its Returns. Neither New Wave nor any of its Subsidiaries has any liability for unpaid Taxes accruing after the date of the most recent New Wave Financial Statements except for Taxes arising in the Ordinary Course of Business after such date.

(e) Definition. The term “Taxes” shall mean (i) all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, alternative minimum, gross receipts, premium, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes, fees, duties, assessments or charges of any kind whatsoever, together with any interest and any penalties (including penalties for failure to file in accordance with applicable information reporting requirements) imposed by any Governmental Entity (whether disputed or not), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other person.

3.1.21 Related Party Interests. Except for securities of New Wave held by such persons or as listed in Schedule 3.1.21, no shareholder, officer or director of New Wave or any Subsidiary (or any entity owned or controlled by one or more of such parties) (a) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to New Wave’s business, (b) is indebted to New Wave or any Subsidiary, or (c) has any financial interest, direct or indirect, in any supplier or customer of, or other outside business which has significant transactions with New Wave or any Subsidiary. True and complete copies of all agreements listed on Schedule 3.1.21 have been made available to ESI. Neither New Wave nor any Subsidiary is indebted to any of its shareholders, directors or officers (or any entity owned or controlled by one or more of such parties) except for amounts due under normal salary arrangements and for reimbursement of ordinary business expenses. The completion of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any act or event, or with the lapse of time, or both) result in any payment (severance or other) becoming due from New Wave or any Subsidiary to any of its shareholders, officers, directors or employees (or any entity owned or controlled by one or more of such parties).

3.1.22 No Powers of Attorney or Restrictions. No power of attorney or similar authorization given by New Wave or any Subsidiary is presently in effect or outstanding. To the knowledge of New Wave, none of the employees of New Wave or any Subsidiary is obligated under any contract (including licenses, covenants or commitments of any nature), or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of New Wave or the Subsidiary or that would conflict with the business of New Wave or the Subsidiary as now conducted or proposed to be conducted.

3.1.23 Environmental Conditions.

(a) Compliance. The business and assets of New Wave and the Subsidiaries, including, without limitation, the Leased Real Property, are and have been in compliance in all material respects with all Environmental Laws. There are no pending or, to New Wave’s knowledge, threatened claims, actions or proceedings against New Wave or the Subsidiaries under any Environmental Law or related Permit. All wastes generated in connection with the business of New Wave and the Subsidiaries are and have been transported and disposed of off-site in compliance with all Environmental Laws, and true and correct records of the transportation and disposal have been made available to ESI.

(b) Hazardous Substances. No Hazardous Substance has been disposed of, spilled, leaked or otherwise released on, in, under or from the Leased Real Property or the Previously Leased Real Property (during New Wave or the Subsidiaries occupation thereon) or has otherwise come to be located in the soil or water (including surface and ground water) on or under the Leased Real Property. None of the assets of New Wave or the Subsidiaries, or the improvements on the Leased Real Property, have incorporated into them any asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (including in any electrical transformer or capacitor located on such property), or any other Hazardous Substance which is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment. No Hazardous Substance is or has been generated, manufactured, treated, stored, transported, used or otherwise handled on the Leased Real Property or the Previously Leased Real Property (during New Wave or the Subsidiaries occupation thereon) or in connection with the business of New Wave and the Subsidiaries. There are not and never have been any above-ground or underground storage tanks on the Leased Real Property or on the Previously Leased Real Property (whether or not regulated and whether or not out of service, closed or decommissioned).

(c) Filings and Notices. New Wave and the Subsidiaries have timely filed all required reports, obtained all required approvals and permits, and generated and maintained all required data, documentation and records under all applicable Environmental Laws. All notifications required by any Environmental Law in respect of any discharge, release or emission, including any notices required to be provided under applicable Environmental Law, if any, have been made within the time prescribed by such Environmental Law, and copies of all such notifications have been made available to ESI. No part of the Leased Real Property or the Previously Leased Real Property is listed as a site contaminated by Hazardous Substances pursuant to any Environmental Law.

(d) Definitions. As used in this Agreement, (a) “Environmental Law” means any federal, state, foreign or local statute, ordinance or regulation pertaining to the protection of human health or the environment and any applicable orders, judgments, decrees, permits, licenses or other authorizations or mandates under such statutes, ordinances or regulations, and (b) “Hazardous Substance” means any hazardous, toxic, radioactive or infectious substance, material or waste as defined, listed or regulated under any Environmental Law, and includes without limitation radioactive material and petroleum oil and its fractions.

3.1.24 Warranties; Defects; Liabilities. All services and products of New Wave and the Subsidiaries have been provided and sold in all material respects in conformity with all applicable contractual commitments and all applicable express and implied warranties. Neither New Wave nor any Subsidiary has any liability or obligation, and there is no current reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against New Wave or any Subsidiary giving rise to any liability or obligation, for damages in connection with such contractual commitments or warranties except to the extent reserves have been established with respect thereto in the New Wave Financial Statements.

3.1.25 Brokers and Finders. Except for JMP Securities LLC, New Wave has not incurred any liability for any brokerage or investment banking fees, commissions or finders’ fees in connection with the Merger.

3.1.26 No Other Agreements to Sell New Wave or its Assets. New Wave has no legal obligation, absolute or contingent, to any other person to sell any material portion of New Wave’s assets, to sell the capital stock or other ownership interests of New Wave or the Subsidiaries, or to effect any merger, consolidation or other reorganization of New Wave of the Subsidiaries or to enter into any agreement with respect thereto. As of the date hereof, New Wave has ceased actively participating in any discussions or negotiations with any other party with respect to an Acquisition Transaction, as defined in Section 4.2.2.

3.1.27 Vote Required. The approvals by (a) holders of a majority of the voting power represented by the outstanding shares of Series A Preferred and Series B Preferred, voting together as a single class and (b) holders of a majority of the voting power represented by the outstanding shares of Series A Common and Series B Common, voting together as a single class (collectively, the “Vote Required”), are the only approvals of the holders of any class or series of New Wave capital stock necessary to approve the transactions contemplated by this Agreement.

3.1.28 Corporate Governance. Since January 1, 2005, neither New Wave nor any Subsidiary nor, to New Wave’s knowledge, any director, officer, employee, auditor, accountant or representative of New Wave or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of New Wave or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that New Wave or any Subsidiary has engaged in questionable accounting or auditing practices, except for (A) any complaint, allegation, assertion or claim as has been resolved without any resulting change to the accounting or auditing practices, procedures, methodologies or methods of New Wave or any Subsidiary or their respective internal accounting controls and (B) questions regarding such matters raised and resolved in the ordinary course in connection with the preparation and review of New Wave’s financial statements.

3.1.29 Foreign Corrupt Practices Act. Neither New Wave nor any Subsidiary has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder. To New Wave’s knowledge, there is not now, and there has never been, any employment by New Wave or any Subsidiary of, or beneficial ownership in New Wave or any Subsidiary by, any governmental or political official in any country in the world.

3.1.30 Representations Complete. None of the representations or warranties made by New Wave in this Agreement, nor any statement made in any schedule, certificate or other document delivered by New Wave pursuant to this Agreement, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which made, not misleading.

3.2 Representations and Warranties of ESI. ESI hereby represents and warrants to New Wave that:

3.2.1 Organization and Status. ESI is a corporation duly organized and validly existing under the laws of the state of Oregon. ESI has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted.

3.2.2 Authority. ESI has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of ESI, and validly executed and delivered by ESI. This Agreement constitutes the valid and binding obligation of ESI, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

3.2.3 Governmental Filings. Other than the filing of the Agreement of Merger contemplated by Article I, no notices, reports or other filings are required to be made by ESI or its subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by ESI from, any Governmental Entity in connection with the execution and delivery of this Agreement by ESI and the completion by ESI of the transactions contemplated hereby.

3.2.4 No Adverse Consequences. Neither the execution and delivery of this Agreement by ESI nor the completion of the transactions contemplated by this Agreement will (a) result in the creation or imposition of any lien, charge, encumbrance or restriction on any of the assets or properties of ESI or its subsidiaries, (b) violate any provision of the articles of incorporation or bylaws of ESI, (c) violate any statute, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority applicable to ESI or its subsidiaries, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which ESI or its subsidiaries is a party or by which any of them are bound.

3.2.5 Brokers and Finders. Except for fees to be paid by ESI to Needham & Company, LLC, neither ESI nor its subsidiaries has incurred any liability for any brokerage or investment banking fees, commissions or finders’ fees in connection with the Merger.

3.3 Representations and Warranties Relating to Merger Corp. ESI and Merger Corp. hereby represent and warrant to New Wave that:

3.3.1 Organization and Status. Merger Corp. is a corporation duly organized, validly existing and in good standing under the laws of the state of California. Merger Corp. does not own any properties (other than the initial cash subscription for shares) nor has it commenced any business or operations.

3.3.2 Capitalization. Merger Corp. has an authorized capital stock consisting of 100 shares of Common Stock, of which 100 shares are issued and outstanding on the date of this Agreement. All of the issued and outstanding shares of capital stock of Merger Corp. are owned by ESI.

3.3.3 Corporate Authority. Merger Corp. has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. The Agreement has been duly and validly authorized by the Board of Directors and sole shareholder of Merger Corp., duly and validly executed and delivered by Merger Corp. and constitutes the valid and binding obligation of Merger Corp., enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

3.3.4 Governmental Filings. Other than the filing of the Agreement of Merger contemplated by Article I, no notices, reports or other filings are required to be made by Merger Corp. with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Merger Corp. from, any Governmental Entity in connection with the execution and delivery of this Agreement by Merger Corp. and the completion by Merger Corp. of the transactions contemplated hereby.

ARTICLE 4

COVENANTS

4.1 Mutual Covenants. New Wave and ESI mutually covenant and agree as follows:

4.1.1 Consents and Approvals. New Wave and ESI each will use commercially reasonable efforts (which shall not require the payment of money) to secure, and ESI will cause Merger Corp. to use commercially reasonable efforts to secure (which shall not require the payment of money), all consents, approvals, licenses or permits which may be required in connection with the Merger, and each will cooperate with the other to secure all such consents, approvals, licenses or permits in a form mutually satisfactory to New Wave and ESI.

4.1.2 Commercially Reasonable Efforts. Subject to the terms of this Agreement, New Wave and ESI each will use commercially reasonable efforts, and ESI will cause Merger Corp. to use its commercially reasonable efforts to effect the transactions contemplated hereby and to fulfill the conditions of their respective obligations under this Agreement.

4.1.3 Publicity. Except as required by law or NASDAQ rules, no party will issue any press releases or otherwise make any public statements with respect to the transactions contemplated hereby without the prior written consent of ESI and New Wave (or following the

Closing, the Securityholder Representative), in each case not to be unreasonably withheld. ESI and New Wave shall cooperate in preparing one or more press releases or other announcements to publicize certain agreed upon aspects of the transactions contemplated by this Agreement. ESI and New Wave agree to make such press releases or announcements as soon as practicable after the execution of this Agreement by all the parties.

4.1.4 Confidentiality. The provisions of the Mutual Nondisclosure Agreement dated August 23, 2006 (the “Confidentiality Agreement”) shall apply to all “Evaluation Material” (as defined in the Confidentiality Agreement) obtained by any party pursuant to this Agreement.

4.1.5 Lumitek Matters.

(a) If, at the Effective Time, New Wave or any Subsidiary beneficially owns any shares of the capital stock of Lumitek Corporation (“Lumitek”), the Securityholder Representative shall use commercially reasonable efforts to arrange the sale of all such equity interest in Lumitek for cash as soon as reasonably practicable for the account of the Securityholders, which sale may be accomplished in part by the sale of the capital stock of Universal Alliance Holdings (“UAH”) owned by the Surviving Corporation or a conversion of Lumitek shares into cash pursuant to a merger or similar transaction involving Lumitek (any of the foregoing, a “Sale”). After the Closing, ESI shall not, and shall direct the Surviving Corporation and any Subsidiaries not to, without the prior written consent of the Securityholder Representative, sell, transfer or otherwise dispose of the Lumitek shares or the UAH shares (other than pursuant to a merger or similar transaction involving Lumitek (a “Taiwan Merger”) with respect to which neither ESI, the Surviving Corporation nor any Subsidiary votes such shares) or grant to any third party any security interest in the UAH shares or the Lumitek shares, or permit any lien or other encumbrance to be imposed on the UAH shares or the Lumitek shares (other than liens against such shares that exist immediately prior to the Effective Time). Further, ESI shall, and shall cause the Surviving Corporation and the Subsidiaries to, reasonably cooperate in and effect any such Sale (which shall not require ESI, the Surviving Corporation or any Subsidiary to (i) pay money (including engaging professionals with respect to the Sale), (ii) to make any representations or warranties in connection with the transaction (other than as to title and corporate authority), (iii) obligate itself to take any material further action, or (iv) obligate itself to indemnify any party with respect to the Sale). For so long as ESI, the Surviving Corporation or any of its Subsidiaries holds an interest in the UAH shares or the Lumitek shares, ESI, on behalf of itself, the Surviving Corporation and any Subsidiary owning UAH shares or Lumitek shares, hereby appoints the Securityholder Representative as such entity’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote (or execute any written consent with respect to) any or all of the UAH shares or Lumitek shares held by the Surviving Corporation or any Subsidiary in the manner that the Securityholder Representative, in its sole discretion, shall elect.

(b) If a Sale occurs prior to the date that is eighteen months following the Closing Date (the “Sale Termination Date”), within 45 days following the later of (A) the closing of the transaction or (B) the distribution to the Surviving Corporation of all proceeds to which the Surviving Corporation is entitled if the Sale is accomplished in part by UAH selling or otherwise disposing of its shares of Lumitek, the Net Proceeds shall be paid by ESI, either directly or through the Paying Agent, to the Securityholders in accordance with their Percentage Interests.

(c) If the Sale does not occur by the Sale Termination Date, ESI’s obligations and the rights of the Securityholder Representative and the Securityholders under Sections 4.1.5(a) and (b) shall terminate and ESI shall instead cause the Surviving Corporation and any Subsidiary holding UAH shares or Lumitek Shares or securities or property other than cash received as merger consideration in a Taiwan Merger to transfer for no additional consideration any and all UAH shares and/or Lumitek shares or such merger consideration to an entity designated by the Securityholder Representative (which designation shall occur not later than 30 days prior to the Sale Termination Date, it being the intent of the parties that such transfer occur prior to the Sale Termination Date if reasonably practicable) to hold in trust until such interest or merger consideration can be liquidated and distributed to the Securityholders in accordance with their Percentage Interests (the “Trust Transfer”) (which shall not require ESI, the Surviving Corporation or any Subsidiary to (i) pay money (including engaging professionals with respect to the Trust Transfer), (ii) to make any representations or warranties in connection with the transaction (other than as to title and corporate authority), (iii) obligate itself to take any material further action, or (iv) obligate itself to indemnify any party with respect to the Trust Transfer; provided, however, that a Trust Transfer shall be conditioned upon the Securityholders first paying ESI an amount equal to any Taxes for which ESI, the Surviving Corporation or any Subsidiary will be liable resulting from the Trust Transfer, as reasonably determined by ESI).

(d) “Net Proceeds” shall mean the aggregate cash purchase price received by the Surviving Corporation in the Sale, less (i) the aggregate amount of all Taxes for which ESI, the Surviving Corporation or any Subsidiary is liable resulting from such Sale as reasonably determined by ESI, and (ii) all other direct costs incurred by ESI, the Surviving Corporation or any Subsidiary in connection with such Sale. If (i) the Net Proceeds of the Sale are less than $0 (a “Lumitek Loss”) or (ii) ESI, the Surviving Corporation or any Subsidiary (A) is liable for any Taxes resulting from a Taiwan Merger as reasonably determined by ESI or (B) incurs any direct costs in connection with a Taiwan Merger (items (A) and (B) collectively, “Taiwan Merger Costs”), the Securityholders shall indemnify ESI for the full amount of such loss, liability or cost.

(e) Neither ESI, the Surviving Corporation nor any Subsidiary, nor any officer, director or agent of any of the foregoing, shall owe any fiduciary duty to any Securityholder with respect to the Sale, including with respect to the process of soliciting offers, the manner of sale or the sale price and shall have no obligation or duty whatsoever to the Securityholders with respect to a Sale, Taiwan Merger or Trust Transfer except as described in this Section 4.1.5.

(f) Any payments made to the Securityholders pursuant to Section 4.1.5 shall be an increase to Aggregate Merger Consideration.

4.2 Covenants of New Wave. New Wave covenants and agrees as follows:

4.2.1 Conduct of Business. Before the Effective Time, New Wave will, and will cause each Subsidiary to, carry on its business in the ordinary and usual manner consistent with past practice and maintain its existing relationships with suppliers, customers, employees and business associates, and will not, without the prior written consent of ESI, which consent shall not be unreasonably withheld:

(a) except for filing of Articles of Amendment or Amended and Restated Articles of Incorporation amending New Wave’s Articles of Incorporation solely to the extent necessary to facilitate payment of merger consideration for holder of Preferred Stock and/or to make the dividend provisions with respect to shares of capital stock compliant with the CGCL, amend its Articles of Incorporation or Bylaws or charter documents of any New Wave Subsidiary;

(b) enter into any new agreements respecting an increase in compensation or benefits payable to its officers, directors or employees (other than increases in compensation required by agreements or the employee handbook in effect as of the date hereof, including without limitation the “on the spot” reward policy for employees);

(c) split, combine, reclassify any of the outstanding shares of its capital stock or otherwise change its authorized capitalization;

(d) declare, set aside or pay any dividends payable in cash, stock or property with respect to shares of its capital stock;

(e) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class (other than pursuant to exercise of stock options outstanding as of the date hereof, or conversion of Preferred Stock outstanding as of the date hereof, or as contemplated by Section 1.2);

(f) redeem, purchase or otherwise acquire any shares of its capital stock, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it, liquidate or sell or dispose of any of its assets, or close any plant or business operation;

(g) incur, assume or guarantee any indebtedness, or modify or repay any existing indebtedness;

(h) (i) enter into any transaction, make any commitment (whether or not subject to the approval of the Board of Directors of New Wave) or modify any Contract, except (A) as otherwise contemplated or permitted by this Agreement or (B) in the Ordinary Course of Business, not exceeding $10,000 singly (other than purchases of lasers, auto loaders, stages and/or AS 2XXX Base, in which case the amount shall not exceed $125,000 singly), or (ii) take or omit to take any action which could be reasonably expected to have a Material Adverse Effect on the Business of New Wave;

(i) transfer, lease, license, guarantee, sell, mortgage, pledge, or dispose of, any property or assets (including without limitation any intellectual property), encumber any property or assets or incur or modify any liability, other than in the Ordinary Course of Business and the disposition of the capital stock of Lumitek or the disposition of the capital stock of UAH;

(j) authorize capital expenditures other than in the Ordinary Course of Business, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other person or entity;

(k) make or change any Tax election, enter into any Tax closing agreement, settle or consent to any Tax claim or assessment, incur any obligation to make any Tax payment of, or in respect of, any Taxes, outside the Ordinary Course of Business, or agree to extend or waive the statutory period of limitations for the assessment or collection of Taxes;

(l) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled, terminated or renewed without prior notice to ESI;

(m) change its method of accounting as in effect at September 30, 2006 except as required by changes in generally accepted accounting principles as concurred with by New Wave’s independent auditors, or change its fiscal year;

(n) conduct business which is outside the Ordinary Course of Business or not substantially in the manner that New Wave and the Subsidiaries previously conducted their business, including failing to maintain inventory in quantities and types consistent with past practice;

(o) revalue of any of its assets, including writing down the value of capitalized inventory or writing off accounts receivable;

(p) loan to any person or entity, incur any indebtedness, guarantee any indebtedness, issue or sell any debt securities of New Wave or any Subsidiary or guarantee any debt securities of others except for advances to employees for travel and business expenses in the Ordinary Course of Business;

(q) waive or release of any right or claim of New Wave or any Subsidiary, including any write-off or other compromise of any material amount of any account receivable of New Wave or any Subsidiary; or

(r) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (q) above.

4.2.2 Acquisition Proposals. Unless and until this Agreement shall have been terminated pursuant to Section 6.1 or Section 6.2, New Wave shall not directly, or indirectly through any officer, director, agent, employee or representative (each, a “Representative”) (i) encourage, initiate or solicit, on or after the date hereof, any inquiries or the submission of any proposals or offers from any person relating to any merger, consolidation, recapitalization, acquisition of a majority of the outstanding voting power, sale of all or substantially all of its assets or similar business transaction involving New Wave (each, an “Acquisition Transaction”); (ii) participate in any negotiations regarding, furnish to any other person any information with respect to, or otherwise assist or participate in, any attempt by any third party to propose or offer any Acquisition Transaction; (iii) enter into or execute any agreement relating to an Acquisition Transaction; or (iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Transaction or any proposal or offer relating to an Acquisition Transaction, in each case other than with respect to the Merger. Notwithstanding the foregoing, nothing contained herein shall prohibit New Wave, prior to shareholder approval of the Merger, from:

(a) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Transaction proposal if the New Wave Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the Confidentiality Agreement;

(b) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Transaction proposal; or

(c) notwithstanding Section 4.2.4(ii), withdrawing or modifying the approval or recommendation by the New Wave Board of Directors of this Agreement or the Merger in connection with recommending an unsolicited bona fide written Acquisition Transaction proposal to the shareholders of New Wave or entering into any agreement with respect to an unsolicited bona fide written Acquisition Transaction proposal;

if and only to the extent that, both (i) each such case referred to in clause (a), (b) or (c) above, the New Wave Board of Directors determines in good faith after receipt of advice from outside legal counsel experienced in such matters that failure to take such action may constitute a violation of the fiduciary duties of the directors under applicable law and (ii) in each case referred to in clause (b) or (c) above, the New Wave Board of Directors determines in good faith (after consultation with its financial advisors) that such Acquisition Transaction, if accepted, is reasonably likely to be completed, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if completed, result in a transaction superior to the transaction contemplated by this Agreement, taking into account, among other things, the long term prospects and interests of New Wave and its shareholders (any such superior Acquisition Transaction proposal being referred to in this Agreement as a “Superior Proposal”).

New Wave will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. New Wave agrees it will take the necessary steps to inform promptly its Representatives of the obligations undertaken in this Section 4.2.2 and in the Confidentiality Agreement. New Wave will promptly notify ESI in writing if any such inquiries, proposals or offers are received by, and such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, New Wave or any of its Representatives relating to an Acquisition Transaction proposal, indicating, in connection with such notice, the material terms and conditions of any proposals or offers and thereafter shall keep ESI informed, on a regular basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions; provided, however, that such information shall only be provided to the extent such disclosure shall not constitute a violation of any nondisclosure agreements between New Wave and any third party that are in effect as of the date hereof.

4.2.3 Investigations. New Wave agrees to give ESI and its representatives and agents full access to all premises, books and records and agreements and files of it and the Subsidiaries and to cause its officers of New Wave to furnish ESI with such financial and operating data and other information with respect to its business and properties as ESI shall from time to time request. Without limitation of the foregoing, New Wave shall permit ESI to conduct an operations review during which ESI shall have access to the facility managers, sales and marketing managers, finance officers, and technology, environmental and human resource managers of each operating facility of New Wave and the Subsidiaries. Any such investigations (a) shall be conducted during normal business hours for New Wave in such manner as not to interfere unreasonably with the operation of New Wave’s business; and (b) shall not diminish any of the representations and warranties hereunder.

4.2.4 Shareholder Consent. Within three business days of the execution of this Agreement New Wave shall take reasonable and lawful action to solicit shareholder approval by written consent of the Merger and the transactions contemplated by this Agreement and shall recommend approval of the Merger by the shareholders of New Wave in such solicitation materials.

4.2.5 Retention of Employees Prior to Closing. New Wave agrees to use commercially reasonable efforts (which shall not require New Wave to provide or become obligated to provide additional compensation) to retain the employees of New Wave and the Subsidiaries until the Closing Date, and to assist the Surviving Corporation or ESI in securing the employment after the Closing Date of those employees of New Wave and the Subsidiaries who the Surviving Corporation or ESI wishes to continue to employ following the Closing. New Wave shall notify ESI promptly if, notwithstanding the foregoing, any officer or key employee or group of employees terminates employment with New Wave or the Subsidiaries after the date of this Agreement but prior to the Closing.

4.2.6 Estimated Tax Payment. Prior to Closing, New Wave shall make an estimated tax payment to the appropriate taxing authorities in an amount equal to New Wave’s liability for Taxes resulting from (i) the registration of UAH in Taiwan and (ii) the Sale or a Taiwan Merger, if such event occurs prior to Closing (collectively, the “UAH-Lumitek Tax”), as estimated by New Wave in good faith and after consultation with ESI (the “Estimated UAH-Lumitek Tax Payment”).

4.2.7 ESOP Voting Pass-through. New Wave will take all action necessary to permit voting instructions with regard to the Merger to be solicited by the ESOP Trustee in accordance with Section 409(e) of the Code and to ensure that ESOP participants have a minimum of 20 days to return voting instructions to the Trustee.

4.3 Covenants of ESI. ESI covenants and agrees as follows:

4.3.1 Restricted Stock Units Pool. Promptly following the Closing, ESI shall issue an aggregate of 121,900 restricted stock units to key employees of New Wave identified by ESI. These units will vest on performance indices to be determined by ESI in its sole discretion and shall be granted either under ESI’s 2004 Stock Incentive Plan or as inducement grants outside of such plan. The parties acknowledge that all awards of such restricted stock units are intended to constitute reasonable compensation for future services rendered.

4.3.2 Employee Benefits. As soon as practical after the Effective Time, ESI shall use commercially reasonable efforts to provide each employee of New Wave who is employed by the Surviving Corporation after the Effective Time (each, a “Transferred Company Employee” and collectively, the “Transferred Company Employees”) with a base salary not less than the base salary such Transferred Company Employee has as an employee of New Wave as of the date hereof and substantially similar employee benefits in the aggregate as those provided to such Transferred Company Employee by New Wave as of the date hereof. ESI further agrees to: (i) cause the Surviving Corporation to maintain each Transferred Company Employee’s accrued and unpaid paid time off from New Wave up to a maximum of 80 hours (with any accrued and unpaid paid time off in excess of such amount to be paid by ESI or the Surviving Corporation); and (ii) treat the verifiable service of each Transferred Company Employee with New Wave prior to the Effective Time as service rendered to ESI for purposes of determining the Transferred Company Employee’s benefits under ESI’s employee benefit policies (except as to benefit accruals under any defined benefit plan and except as to participation in ESI’s employee stock purchase plan and any new stock option, restricted stock, or other incentive award other than the substituted In-the-Money Unvested Options) to the same extent taken into account under the Employee Benefit Plans in which such employees participated immediately prior to the Effective Time. The foregoing shall not constitute any commitment, contract, understanding or undertaking, guarantee (express or implied) on the part of ESI or the Surviving Corporation to continue the employment of any employee of New Wave for any term of duration or on any terms other than those as the Surviving Corporation may establish nor shall it prohibit ESI or the Surviving Corporation from terminating the ESOP or New Wave’s 401(k) plan or prohibiting the consolidation of, or roll-overs from, such 401(k) plan into ESI’s 401(k) plan.

4.3.3 Indemnification. Until the sixth anniversary of the Effective Time, ESI shall cause (i) the articles of incorporation and bylaws of the Surviving Corporation (and each of its successors and assigns) to contain provisions no less favorable to the directors, officers, employees and agents of the Surviving Corporation with respect to limitation of certain liabilities of directors and officers, employees and agents and indemnification than are set forth as of the date of this Agreement in the Articles of Incorporation and Bylaws of New Wave and (ii) the articles of incorporation and bylaws (or similar organizational documents) of each Subsidiary (and each of its respective successors and assigns) to contain the current provisions regarding indemnification of directors, officers, employees and agents which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of such directors, officers, employees and agents. ESI shall until the sixth anniversary of the Effective Time ensure that the Surviving Corporation (or any of its successors and assigns) has (or has immediate access to), to satisfy the Surviving Corporation’s obligations under its articles of incorporation or bylaws, net assets with a value equal to the net assets of New Wave as of the Closing. ESI shall ensure that each Subsidiary (or any of its successors and assigns) has (or has immediate access to), to satisfy such Subsidiary’s obligations under its articles of incorporation or bylaws (or similar organizational documents) net assets with a value equal to the net assets of such Subsidiary as of the Closing. The provisions of this Section 4.2.10 are intended to be for the benefit of, and shall be enforceable by, each of the individuals who on or before the Effective Time were directors or officers of New Wave or any of its Subsidiaries, as well as their heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an indemnified party is entitled pursuant to law, contract or otherwise.

ARTICLE 5

CONDITIONS

5.1 Conditions to the Obligations of All Parties. The obligations of New Wave, ESI and Merger Corp. to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

5.1.1 Regulatory Approvals. The parties shall have made all filings and received all approvals of any governmental or regulatory agency of competent jurisdiction necessary in order to complete the Merger, and each of such approvals shall be in full force and effect at the Closing and not subject to any condition that requires the taking or refraining from taking of any action that would have a Material Adverse Effect on the Business of New Wave or ESI.

5.1.2 Litigation. There shall not be in effect any order, decree or injunction of a federal or state court of competent jurisdiction restraining, enjoining or prohibiting the completion of the transactions contemplated by this Agreement, and no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the completion of the Merger.

5.1.3 Shareholder Approval. The Merger shall have been approved by the Vote Required of holders of New Wave capital stock.

5.2 Conditions to the Obligations of New Wave. The obligations of New Wave to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

5.2.1 Representations, Warranties and Covenants. The representations and warranties of ESI and Merger Corp. contained in this Agreement shall be true and correct in all material respects (a) at the date of this Agreement and (b) as of the Closing, with the same effect as though made on and as of such date, except for representations and warranties made as of a specific date, which representations and warranties need only be true and correct as of such date and for changes specifically contemplated by this Agreement. ESI and Merger Corp. shall have performed in all material respects all of their respective covenants and obligations hereunder to be performed as of the Closing. New Wave shall have received at the Closing certificates to the foregoing effect, dated the Closing Date, and executed on behalf of ESI by an executive officer of ESI and on behalf of Merger Corp. by an executive officer of Merger Corp.

5.2.2 Escrow Agreement. ESI, the Securityholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement to New Wave.

5.3 Conditions to the Obligations of ESI and Merger Corp. The obligations of ESI and Merger Corp. to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

5.3.1 Representations, Warranties and Covenants. The representations and warranties of New Wave contained in this Agreement shall be true and correct, (a) at the date of this Agreement and (b) as of the Closing Date, with the same effect as though made on and as of such date, except for representations and warranties made as of a specific date which representations and warranties need only be true and correct as of such date and for changes specifically contemplated by this Agreement; provided, however, that notwithstanding the foregoing, but without any adverse effect on the ESI Indemnified Persons’ rights to indemnification pursuant to Article 7, the conditions to closing set forth in this Section 5.3.1 shall be deemed to have been satisfied, so long as any failure to be true and correct of such representations and warranties, individually or in the aggregate, has not had, and would not reasonably expected to have, a Material Adverse Effect on the Business of New Wave. Additionally, New Wave shall have performed in all material respects all of its covenants and obligations hereunder to be performed as of the Closing. ESI shall have received at the Closing certificates to the foregoing effect, dated the Closing Date, and executed on behalf of New Wave by an executive officer of New Wave.

5.3.2 Consents and Approvals. All governmental and nongovernmental consents and approvals set forth on Schedule 5.3.2 shall have been obtained.

5.3.3 No Material Adverse Change. Since the date hereof there shall have been no Material Adverse Change, or discovery of a condition or occurrence of an event which has resulted or would reasonably be expected to result in a Material Adverse Change in the business of New Wave and its Subsidiaries, taken as a whole.

5.3.4 Employees. Each of Pei Hsien Fang, Colin Chin, Rick Wong and Loo Kia Sim shall have employment offer letters with ESI in the forms attached hereto as Exhibits E, F, G and H, respectively.

5.3.5 Escrow Agreement. New Wave, the Securityholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement to ESI.

5.3.6 Dissenting Shares. No more than 20% of the issued and outstanding shares of New Wave capital stock immediately prior to the Effective Time shall be Dissenting Shares.

5.3.7 Voting Agreements. The Voting Agreements to be delivered under Article II shall have been executed and delivered by the parties to such agreements other than ESI.

5.3.8 Conversion of Preferred Stock. All outstanding shares of Series A Preferred and Series B Preferred shall have been converted into shares of Series A Common.

5.3.9 Options. New Wave shall have taken such action as is necessary or appropriate to terminate all options to purchase shares of New Wave capital stock immediately prior to the Effective Time as contemplated by Section 1.3.3, without further action by the Optionholders.

5.3.10 Opinion of Counsel. An opinion of DLA Piper US LLP, legal counsel to New Wave, dated as of the Closing Date, and in the form attached as Exhibit I shall have been delivered to ESI.

5.3.11 Bonus Payments and Termination of Plans. New Wave and the Subsidiaries shall have made the Bonus Payments and terminated New Wave’s management bonus plan and profit sharing bonus plan effective as of immediately prior to the Effective Time.

5.3.12 Termination of ESOP Loans. The agreement attached as Exhibit J pursuant to which the ESOP agrees to offset all indebtedness owed by the ESOP to New Wave from the portion of the Closing Date Amount to which it is entitled shall remain in full force and effect.

5.3.13 Secretary’s Certificate. New Wave shall have delivered to ESI copies of the resolutions of the Board of Directors and shareholders of New Wave approving this Agreement and the Merger certified by the Secretary of New Wave.

5.3.14 ESOP Termination. New Wave’s Board of Directors shall have adopted resolutions terminating the ESOP effective as of immediately prior the Effective Time and providing that as of such date:

(a) Each participant who has not yet received a complete distribution of his ESOP account will be 100% vested and have a nonforfeitable right to his ESOP account balance;

(b) All distributions from the ESOP will be made in cash and no participant will have the right to a distribution in the form of shares of New Wave Common Stock;

(c) New Wave will file an application for a determination letter on IRS Form 5310 with respect to the tax qualified status of the ESOP upon its termination within 90 days following the Effective Time;

(d) The balance remaining in each participant’s account will be distributed within 90 days following receipt of a favorable determination letter from the IRS;

(e) All amounts that are paid to the ESOP with respect to its Percentage Interest in the Escrow Account will be distributed to ESOP participants as soon as administratively practicable following the receipt of such funds by the ESOP trustee;

(f) All amounts that are paid to the ESOP with respect to its Percentage Interest in the Net Proceeds from a Sale will be distributed to ESOP participants as soon as administratively practicable following the receipt of such funds by the ESOP trustee;

(g) The ESOP trust will remain in place until such time as all amounts described above have been distributed to the ESOP participants; and

(h) No person may become a participant in the ESOP after the Effective Time.

5.3.15 401(k) Plan Termination. New Wave’s Board of Directors shall have adopted resolutions terminating New Wave’s 401(k) plan effective prior to the Effective Time.

5.3.16 Amended Articles. If required by the California Secretary of State as a prerequisite to filing the Agreement of Merger, New Wave shall have filed with the California Secretary of State Articles of Amendment or Amended and Restated Articles of Incorporation described in Section 4.2.1(a).

ARTICLE 6 TERMINATION

6.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time by the mutual consent of New Wave and ESI.

6.2 Termination by Either New Wave or ESI. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time:

(a) by ESI or New Wave if the Merger shall not have become effective on or before the date six (6) months after the date hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; or

(b) by ESI or New Wave if the requisite approval of the Merger by the shareholders of New Wave shall not have been obtained by the date three (3) months after the date hereof; provided, however, that the right of New Wave to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to New Wave if the failure to obtain shareholder approval has been caused by, or is the result of, the failure of New Wave to perform its covenants set forth in Section 4.2.4 of this Agreement; or

(c) by ESI or New Wave if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; or

(d) by ESI if the Board of Directors of New Wave shall have withdrawn, amended or modified, in a manner adverse to ESI, its approval of the Merger, this Agreement or the transactions contemplated hereby or its recommendation of the Merger; or

(e) by ESI if New Wave or its Representatives shall have taken any of the actions that would be proscribed by Section 4.2.2, other than actions taken in the exercise of the fiduciary duties of New Wave’s Board of Directors and satisfying all the conditions of Section 4.2.2 of this Agreement; or

(f) by New Wave if at any time before the Effective Time all of the following conditions are met:

(i) New Wave is not in breach of any of its covenants contained in Sections 4.2.2 of this Agreement,

(ii) the New Wave Board of Directors authorizes New Wave, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and New Wave notifies ESI in writing that it intends to enter into such an agreement, attaching a summary of the material terms thereof,

(iii) ESI does not make, within five (5) business days after receipt of New Wave’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the New Wave Board of Directors determines, in good faith consistent with its fiduciary obligations under applicable law after consultation with its legal counsel and financial advisors, is at least as favorable, taking into account, among other things, the long-term prospects and interests of New Wave and its shareholders, as the Superior Proposal, and

(iv) New Wave promptly, but in no event later than two business days after the date of such termination, pays to ESI in immediately available funds the fees required to be paid pursuant to Section 6.4. New Wave agrees (i) it will not enter into a binding agreement referred to in clause 6.2(f)(ii) above until at least the sixth business day after it has provided the notice to ESI required thereby and (ii) to notify ESI promptly of any change of its intention to enter into a written agreement referred to in its notification; or

(g) by ESI if New Wave fails to include in the information statement or proxy statement, as applicable, relating to the shareholder approval of the Merger the recommendation of the Board of Directors of New Wave in favor of the Merger; or

(h) by ESI if a tender offer or exchange offer relating to New Wave Common Stock shall have been commenced by a third party and New Wave shall not have promptly thereafter upon request by ESI sent its shareholders a statement that the Board of Directors has recommended rejection of such tender offer or exchange offer; or

(i) by ESI if there has been a breach by New Wave of any representation, warranty, covenant or agreement contained in this Agreement that is not cured within 30 days after written notice of such breach is given by New Wave to ESI, and such breach causes or is reasonably expected to cause a Material Adverse Effect on the Business of New Wave; or

(j) by New Wave if there has been a breach by ESI of any representation, warranty, covenant or agreement contained in this Agreement that is not cured within 30 days after written notice of such breach is given by ESI to New Wave and such breach causes or is reasonably expected to prevent ESI from consummating the Merger and the other transactions contemplated by this Agreement and the Related Documents.

6.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article VI, (i) this Agreement immediately will become void and of no effect, except that Sections 4.1.4, 6.4, 8.1 and 8.11 will survive the event of termination; and (ii) no party hereto (or any of its directors of officers) shall have any liability or further obligation to any other party to this Agreement, except for breach of this Agreement.

6.4 Termination Fees and Expenses. New Wave agrees to pay ESI within two business days upon the termination of this Agreement (or, in the case of (b) below, no later than the execution of such an agreement relating to an Acquisition Transaction) by wire transfer, the sum of $1.44 million in immediately available funds in the event that any of the following shall have occurred:

(a) this Agreement shall have been terminated pursuant to Section 6.2(f) or terminated because of a material breach of Section 4.2.2 by New Wave;

(b) this Agreement shall have been terminated and either (a) an Acquisition Transaction is completed within 9 months after the date of termination, or (b) New Wave shall have entered into or executed within 9 months after the date of termination any agreement relating to an Acquisition Transaction.

ARTICLE 7

SURVIVAL; INDEMNIFICATION

7.1 Survival. All representations, warranties, covenants and agreements made in this Agreement or in any exhibit, schedule, certificate or agreement delivered by New Wave in accordance with this Agreement (collectively, the “Related Documents”), shall survive any investigation by or on behalf of ESI, the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby.

7.2 Indemnification by New Wave Securityholders. Notwithstanding any investigation by ESI, from and after the Closing, the Securityholders shall, severally and not jointly, indemnify, hold harmless and defend, to the extent provided in Section 7.4(a), ESI, its subsidiaries (including after the Closing the Surviving Corporation), shareholders, affiliates, officers, directors, employees, agents, representatives, successors and assigns (collectively, “ESI’s Indemnified Persons”) from and against, and reimburse each of ESI’s Indemnified Persons with respect to, any and all losses, damages, liabilities, demands, claims, actions, causes of action, deficiencies, Taxes, fines, costs, and reasonable expenses (collectively, “Damages”) incurred by any of ESI’s Indemnified Persons by reason of, arising out of, related to or in connection with: (a) any breach or inaccuracy of any representation or warranty of New Wave made in this Agreement or any Related Document; (b) any failure by New Wave to perform any covenant required to be performed by it pursuant to this Agreement or any Related Document; or (c) any payments made with respect to Dissenting Shares pursuant to the CGCL to the extent the aggregate amount of such payments exceeds the aggregate amount of the Aggregate Merger Consideration that the holders of such shares would otherwise be entitled to receive; (d) any Taxes resulting from the repatriation of funds by any Subsidiary to the United States between March 31, 2007 and the Closing Date; (e) any liability for the UAH-Lumitek Tax in excess of the UAH-Lumitek Estimated Tax Payment; (f) any Lumitek Loss or Taiwan Merger Costs; (g) any

cost or liability resulting from the Trust Transfer; and (h) ESI’s ownership of UAH or Lumitek stock after the Effective Time (other than as a result of ESI’s gross negligence or willful misconduct or a diminution in value of such stock) or any action or failure to act by the Securityholder Representative undertaken in connection with the Sale or a potential Sale or a Taiwan Merger. This indemnification extends to any Damages suffered by any of ESI’s Indemnified Persons, whether or not a claim is made against any of ESI’s Indemnified Persons by any third party.

7.3 Indemnification by ESI. Notwithstanding any investigation by New Wave or the Securityholders, from and after the Closing, ESI shall indemnify, hold harmless and defend, to the extent provided in Section 7.4(b), the Securityholders, their subsidiaries, shareholders, affiliates, officers, directors, employees, agents, successors and assigns (collectively, “Securityholders’ Indemnified Persons”) from and against, and reimburse each of Securityholders’ Indemnified Persons with respect to, any and all Damages incurred by any of Securityholders’ Indemnified Persons by reason of or arising out of or in connection with: (a) any breach or inaccuracy of any representation or warranty of ESI made in this Agreement or any Related Document; or (b) any failure by ESI to perform any covenant required to be performed by it pursuant to this Agreement or any Related Document. This indemnification extends to any Damages suffered by any of Shareholders’ Indemnified Persons, whether or not a claim is made against any of Shareholders’ Indemnified Persons by any third party.

7.4 Limits on Indemnification. Notwithstanding the foregoing, the liability of the Securityholders, on the one hand, or ESI, on the other hand, under Sections 7.2 and 7.3 above shall be subject to the following limitations:

(a) Securityholders’ Liability. The liability of Securityholders pursuant to Section 7.2 is limited as follows:

(i) No claim for indemnity for breach of any representation or warranty contained in Section 3.1 will be effective if not made before the date that is 18 months following the Closing Date (the “Expiration Date”), except for claims with respect to breach of the representations and warranties set forth in Sections 3.1.2 (Capitalization), 3.1.3 (Authority), 3.1.4 (Subsidiaries and Joint Ventures) and 3.1.20 (Taxes) (the “Special Representations”), with respect to which claims for indemnity may be made until all applicable statutes of limitations have expired plus 60 days;

(ii) ESI’s sole recourse for all claims arising out of this Agreement or a Related Document, other than claims for breach of any of the Special Representations, shall be limited to, and satisfied solely from, the $4,680,000 placed in the Escrow Account for such purposes (which amount, for the avoidance of doubt, shall not include the NWC Holdback Amount);

(iii) The Securityholders shall not have any indemnification obligation with respect to a breach of the representations and warranties contained in Section 3.1 with respect to the first $360,000 of Damages of ESI’s Indemnified Persons as a group (the “Basket”) unless such Damages of ESI’s Indemnified Persons as a group equal or exceed the Basket, in which case the obligations of the Securityholders under Section 7.2 shall include the amount of

Damages exceeding the Basket, subject to Section 7.4(a)(ii); provided, however, that notwithstanding the foregoing, if between the date of this Agreement and the Closing Date ESI has become aware of any breach or breaches of any of the representations and warranties contained in Section 3.1 and notifies New Wave and the Securityholder Representative of such breach or breaches at or prior to Closing, then, if the aggregate amount of Damages incurred by ESI’s Indemnified Persons as a group with respect to such breach or breaches identified in the notice exceeds $100,000, the obligations of the Securityholders under Section 7.2 shall include the full amount of Damages, subject to Section 7.4(a)(ii); provided further that, notwithstanding the foregoing, if the aggregate amount of Damages of ESI’s Indemnified Persons as a group equal or exceed the Basket and ESI’s Indemnified Persons as a group incur Damages as a result of a breach of Section 3.1.2 (Capitalization), the obligations of the Securityholders under Section 7.2 shall include the full amount of Damages resulting from a breach of Section 3.1.2 (Capitalization), subject to Section 7.4(a)(ii);

(iv) The Securityholders’ indemnification obligations under this Section 7.2 shall be reduced by the amount, if any, that the ESI Indemnified Persons receive pursuant to insurance policies or contributions from third parties who share liability for the Damages incurred by such ESI Indemnified Persons;

(v) The Securityholders shall not have any indemnification obligation with respect to any amounts incurred by ESI Indemnified Persons with respect to investigating or defending any claims that are finally determined not to have resulted in Damages for which the Securityholders have indemnification responsibility;

(vi) No Securityholder shall have any liability in excess of the amount such Securityholder receives in connection with the transactions contemplated hereby; and

(vii) No Securityholder shall have any liability in excess of such Security Holder’s Percentage Interest of the amounts payable to the ESI Indemnified Persons pursuant to this Section 7.2.

(b) ESI’s Liability. ESI’s obligations pursuant to Section 7.3 are limited as follows:

(i) No claim for indemnity for breach of any representation or warranty contained in Section 3.2 or Section 3.3 will be effective if not made before the Expiration Date;

(ii) The maximum aggregate amount of ESI’s liability is $4,680,000;

(iii) ESI shall not have any indemnification obligation with respect to a breach of the representations and warranties contained in Section 3.2 and Section 3.3 with respect to the first $360,000 of Damages of Securityholders’ Indemnified Persons as a group unless Damages of Securityholders’ Indemnified Persons as a group equal or exceed such amount, in which case ESI’s obligations under Section 7.3 shall include the amount of Damages exceeding $360,000, subject to Section 7.4(b)(ii);

(iv) ESI’s indemnification obligations under this Section 7.3 shall be reduced by the amount, if any, that the Securityholders’ Indemnified Persons receive pursuant to insurance policies or contributions from third parties who share liability for the Damages incurred by such Securityholders’ Indemnified Persons; and

(v) ESI shall not have any indemnification obligation with respect to any amounts incurred by Securityholders’ Indemnified Persons with respect to investigating or defending any claims that are finally determined not to have resulted in Damages for which ESI has indemnification responsibility.

(c) Notwithstanding any implication to the contrary contained in this Agreement, but subject to the limitations set forth in Section 7.4(a), the Securityholders shall be required to indemnify the ESI’s Indemnified Persons for all Damages which the ESI’s Indemnified Persons may incur in respect of the matters which are the subject of a timely claim, regardless of when incurred.

7.5 Indemnification Procedure.

(a) Third Party Claims.

(i) Each indemnified party will, with reasonable promptness after obtaining knowledge thereof, provide the indemnifying party with written notice of all third party actions, suits, proceedings, claims, demands or assessments that may be subject to the indemnification provisions of this Article 7 (collectively, “Third Party Claims”), including, in reasonable detail, the basis for the claim, the nature of Damages and, to the extent reasonably practicable, a good faith estimate of the amount of Damages.

(ii) The indemnifying party shall have 15 business days after its receipt of the claim notice to notify the indemnified party in writing whether the indemnifying party agrees that the claim is subject to this Article 7 and, if so, whether the indemnifying party elects to undertake, conduct and control, through counsel of its choosing (subject to the consent of the indemnified party, such consent not to be withheld unreasonably), the good faith settlement or defense of the Third Party Claim.

(iii) If within 15 business days after its receipt of the claim notice the indemnifying party notifies the indemnified party that it elects to undertake the good faith settlement or defense of the Third Party Claim, the indemnified party shall reasonably cooperate with the indemnifying party in connection therewith including, without limitation, by making available to the indemnifying party all relevant information material to the defense of the Third Party Claim. The indemnified party shall be entitled to participate in the settlement or defense of the Third Party Claim through counsel chosen by the indemnified party, at its expense, and to approve any proposed settlement that would impose any obligation or duty on the indemnified party, which approval may, in the sole discretion of the indemnified party, be withheld. So long as the indemnifying party is contesting the Third Party Claim in good faith and with reasonable diligence, the indemnified party shall not pay or settle the Third Party Claim. Notwithstanding the foregoing, the indemnified party shall have the right to pay or settle any Third Party Claim at any time, provided that in such event the settlement shall not be dispositive of any claim for indemnification from the indemnifying party for such Third Party Claim.

(iv) If the indemnifying party does not provide notice that it elects to undertake the good faith settlement or defense of the Third Party Claim, or if the indemnifying party fails to contest the Third Party Claim or undertake or approve settlement, in good faith and with reasonable diligence, the indemnified party shall thereafter have the right to contest, settle or compromise the Third Party Claim at its exclusive discretion, at the risk and expense of the indemnifying party, and the indemnifying party will thereby waive any claim, defense or argument that the indemnified party’s defense or settlement of such Third Party Claim is in any respect inadequate or unreasonable.

(v) A party’s failure to give timely notice will not constitute a defense (in part or in whole) to any claim for indemnification by such party, except if, and only to the extent that, such failure results in any material prejudice to the indemnifying party.

(b) Non-Third Party Claims.

(i) Each indemnified party will, with reasonable promptness, deliver to the indemnifying party written notice of all claims for indemnification under this Article 7, other than Third Party Claims, including, in reasonable detail, the basis for the claim, the nature of Damages, to the extent reasonably practicable, and a good faith estimate of the amount of Damages.

(ii) The indemnifying party shall have 15 business days after its receipt of the claim notice to notify the indemnified party in writing whether the indemnifying party accepts liability for all or any part of the Damages described in the claim notice. If the indemnifying party does not so notify the indemnified party, the indemnifying party shall be deemed to accept liability for all the Damages described in the claim notice.

(iii) A party’s failure to give timely notice will not constitute a defense (in part or in whole) to any claim for indemnification by such party, except if, and only to the extent that, such failure results in any material prejudice to the indemnifying party.

(c) For purposes of this Section 7.5, the Securityholder Representative shall have the authority to act on behalf of the Securityholders with respect to all claims and all notices to be sent to the Securityholders with respect to claims shall be sent to the Securityholder Representative on behalf of the Securityholders.

7.6 Treatment of Indemnification Payments. To the greatest extent permitted by law, all indemnification payments made by any party hereunder shall be treated as an adjustment to the Aggregate Merger Consideration, and each party covenants and agrees not to take any position inconsistent with the foregoing, including, without limitation, in any Tax Return, amended Tax Return, or claim for a refund.

7.7 Exclusive Rights. Following the Closing, absent fraud, an indemnified party’s rights to indemnification under this Article 7 are an indemnified party’s exclusive remedy for any breach of any representation, warranty or covenant in this Agreement.

ARTICLE 8

MISCELLANEOUS AND GENERAL

8.1 Payment of Expenses. If the Merger is not completed, each party shall pay its own out-of-pocket legal, accounting, investment banking and other expenses incurred by each party in connection with this Agreement and the transactions contemplated by this Agreement. Nothing in this Agreement is meant to limit the right of a non-breaching party to obtain reimbursement of expenses and other damages, including attorneys’ fees, incurred as a result of a breach of this Agreement by the other party.

8.2 Entire Agreement. This Agreement, including the schedules and the exhibits hereto, along with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof.

8.3 Assignment. This Agreement shall not be assignable by any of the parties hereto without the prior written consent of each of ESI and New Wave.

8.4 Binding Effect; No Third Party Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, subject to the restrictions on assignment contained in Section 8.3. Except as set forth in Section 1.11, Section 4.3.3 and Section 8.14, nothing express or implied in this Agreement is intended or shall be construed to confer upon or give to a person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

8.5 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented at any time before or at the Closing, whether before or after the votes of shareholders of New Wave, by written agreement executed and delivered by the duly authorized officers of New Wave and ESI.

8.6 Waiver of Conditions. The conditions to each of the parties’ obligations to complete the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law; provided, however, that any waiver by a party must be in writing.

8.7 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.8 Captions. The article, section and paragraph captions herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.9 Subsidiary. When a reference is made in this Agreement to a subsidiary of a party, the term “subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

8.10 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one business day after being sent to the recipient by reputable overnight courier service charges prepaid, (iii) one business day after being sent to the recipient by facsimile transmission, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to New Wave, to it at:

New Wave Research, Incorporated

48660 Kato Road

Fremont, CA 94538

Attention: Pei-Hsien Fang

Fax: (510) 656-1352

with copies to:

DLA Piper US LLP

2000 University Avenue

East Palo Alto, CA 94303

Attention: Thomas French

Fax: (650) 833-2001

If to ESI or Merger Corp., to them at:

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

Attention: John Metcalf

Fax: (503) 671-5571

with copies to:

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204

Attention: Henry H. Hewitt

Fax: (503) 220-2480

If to Securityholders to the Securityholder Representative:

Pei-Hsien Fang

c/o New Wave Research, Incorporated

48660 Kato Road

Fremont, CA 94538

Fax: (510) 656-1352

or to such other person or address as any party shall specify by notice in writing. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third business day after the mailing thereof.

8.11 Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Oregon, exclusive of choice of law rules, except that the provisions of this Agreement relating to the Merger shall also be governed by the merger provisions of the CGCL.

8.12 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

8.13 Separability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.14 New Wave Change in Control Agreements. As of the Effective Time, ESI will assume and agrees to perform the obligations of New Wave under the following Change in Control Agreements in the same manner and to the same extent that New Wave would be required to if the Merger had not occurred (provided that the parties acknowledge that the Merger constitutes a “Change in Control” under such agreements, thereby terminating the automatic extension provision contained in Article 1 of such agreements): Change in Control Agreement between New Wave and Pei Hsien Fang, dated March 20, 2007; Change in Control Agreement between New Wave and Colin Chin, dated March 20, 2007; Change in Control Agreement between New Wave and Rick Wong, dated March 20, 2007; and Change in Control Agreement between New Wave and Loo Kia Sim, dated April 30, 2007.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	/s/ Nicholas Konidaris
Name	Nicholas Konidaris
Title	President and Chief Executive Officer

NEW WAVE RESEARCH, INCORPORATED

By	/s/ Pei-Hsien Fang
Name	Pei-Hsien Fang
Title	Chief Executive Officer

NEPTUNE MERGER CORP.

By:	/s/ Nicholas Konidaris
Name	Nicholas Konidaris
Title	President and Chief Executive Officer

SECURITYHOLDER REPRESENTATIVE

/s/ Pei-Hsien Fang
Pei-Hsien Fang